  As filed with the Securities and Exchange Commission on ______, 2005.
                                                            File No. 333-
                                                                      811-07329

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]

         Pre-Effective Amendment No.                                         [ ]
                                     -------
         Post-Effective Amendment No.                                        [ ]
                                     -------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [ ]

         Amendment No.   68                                                  [X]
                       ------

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                              SEPARATE ACCOUNT VL I
                           (Exact Name of Registrant)

                   Hartford Life and Annuity Insurance Company
                               (Name of Depositor)

                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-5445
               (Depositor's Telephone Number, Including Area Code)

                               Christopher M. Grinnell
                   Hartford Life and Annuity Insurance Company
                                  P.O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)

     TITLE OF SECURITIES BEING REGISTERED: Interests in a Flexible Premium Variable Universal Life Insurance Policy

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                    PART A

HARTFORD QUANTUM II
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
P.O. BOX 2999
HARTFORD, CT 06104-2999
TELEPHONE: (800) 231-5453                                     [HARTFORD LIFE LOGO]

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--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase Hartford Quantum II variable universal life insurance policy (the "Policy). Please read it carefully before you purchase your variable universal life insurance policy.

The Policy is a contract between you and Hartford Life and Annuity Insurance Company ("Hartford") where you agree to make sufficient Premium Payments to us and we agree to pay a death benefit to your beneficiary or pay the other benefits described in this Prospectus. Some policy features may not be available in some states and there may be differences in your Policy from descriptions contained in this Prospectus because of differences in state law. Your actual Policy and any endorsements are the controlling documents.

This Policy is a flexible premium variable universal life insurance policy. It is:

X Flexible because you may increase, decrease or stop your Premium Payments at any time and because you have a variety of riders to choose from.

X Variable because the value of your life insurance policy will fluctuate with the performance of the investment options you select including the Fixed Account and the Benefit Account.
--------------------------------------------------------------------------------

You may allocate your Premium Payments after we deduct any applicable charges and premium taxes, which we call your Net Premium Payment, to two separate parts of your Policy. The first part is the BENEFIT ACCOUNT. This account supports the Policy's Face Amount and policy riders. Premiums allocated to the Benefit Account, in addition to other transactions, are also used to determine if the POLICY PROTECTION BENEFIT is available. This benefit can prevent your Policy from lapsing and is described in this Prospectus and your Policy.

In addition, you may allocate your Premium Payments to the INVESTMENT ACCOUNT. This account is made up of the Fixed Account along with the Sub-Accounts listed below. The following Sub-Accounts are available for investment:

                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
AIM V.I. Capital Appreciation Fund Sub-Account        Series I of the AIM V.I. Capital Appreciation Fund
                                                      of the A I M Variable Insurance Funds
AIM V.I. Capital Development Fund Sub-Account         Series I of the AIM V.I. Capital Appreciation Fund
                                                      of the A I M Variable Insurance Funds
AIM V.I. Mid Cap Core Equity Fund Sub-Account         Series I of the AIM V.I. Mid Cap Core Equity Fund of
                                                      the A I M Variable Insurance Funds
AIM V.I. Premier Equity Fund Sub-Account              Series I of the AIM V.I. Premier Equity Fund of the
                                                      A I M Variable Insurance Funds
AIM V.I. Small Cap Equity Fund Sub-Account            Series I of the AIM V.I. Small Cap Equity Fund of
                                                      the A I M Variable Insurance Funds
AllianceBernstein VP Small/Mid Cap Value Portfolio    Class B of the Small/Mid Cap Value Portfolio of the
Sub-Account                                           AllianceBernstein Variable Products Series Fund,
                                                      Inc.
American Funds Asset Allocation Fund Sub-Account      Class 2 of the Asset Allocation Fund of American
                                                      Funds Insurance Series
American Funds Blue Chip Income and Growth Fund Sub-  Class 2 of the Blue Chip Income and Growth Fund of
Account                                               American Funds Insurance Series
American Funds Bond Fund Sub-Account                  Class 2 of the Bond Fund of American Funds Insurance
                                                      Series
American Funds Global Growth Fund Sub-Account         Class 2 of the Global Growth Fund of American Funds
                                                      Insurance Series
American Funds Global Small Capitalization Fund       Class 2 of the Global Small Capitalization Fund of
Sub-Account                                           American Funds Insurance Series

                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
American Funds Growth Fund Sub-Account                Class 2 of the Growth Fund of American Funds
                                                      Insurance Series
American Funds Growth-Income Fund Sub-Account         Class 2 of the Growth-Income Fund of American Funds
                                                      Insurance Series
American Funds International Fund Sub-Account         Class 2 of the International Fund of American Funds
                                                      Insurance Series
American Funds New World Fund Sub-Account             Class 2 of the New World Fund of American Funds
                                                      Insurance Series
Fidelity VP Contrafund Sub-Account                    Class 2 of the Fidelity VIP Contrafund Portfolio
Fidelity VP Equity-Income Portfolio Sub-Account       Class 2 of the Fidelity Equity-Income Portfolio
Fidelity VP Mid Cap Portfolio Sub-Account             Service Class II of the Fidelity VIP Mid Cap
                                                      Portfolio
Franklin Small Cap Value Securities Fund Sub-Account  Class 2 of the Franklin Small Cap Value Securities
                                                      Fund of the Franklin Templeton Variable Insurance
                                                      Products Trust
Hartford Advisers HLS Fund Sub-Account                Class IA of Hartford Advisers HLS Fund of Hartford
                                                      Series Fund, Inc.
Hartford Dividend and Growth HLS Fund Sub-Account     Class IA of Hartford Dividend and Growth HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Disciplined Equity HLS Fund Sub-Account      Class IA of Hartford Disciplined Equity HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Growth Opportunities HLS Fund Sub-Account    Class IA of Hartford Growth Opportunities HLS Fund
                                                      of Hartford HLS Series Fund II, Inc.
Hartford Index HLS Fund Sub-Account                   Class IA of Hartford Index HLS Fund, Inc.
Hartford International Opportunities HLS Fund         Class IA of Hartford International Opportunities HLS
Sub-Account                                           Fund of Hartford Series Fund, Inc.
Hartford International Small Company HLS Fund         Class IA of Hartford International Small Company HLS
Sub-Account                                           Fund of Hartford Series Fund, Inc.
Hartford Money Market HLS Fund Sub-Account            Class IA of Hartford Money Market HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Mortgage Securities HLS Fund Sub-Account     Class IA of Hartford Mortgage Securities HLS Fund of
                                                      Hartford Series Fund, Inc.
Hartford Stock HLS Fund Sub-Account                   Class IA shares of Hartford Stock HLS Fund of
                                                      Hartford HLS Series Fund, Inc.
Hartford Total Return Bond HLS Fund Sub-Account       Class IA shares of Hartford Total Return Bond HLS
(formerly Hartford Bond HLS Fund Sub-Account)         Fund (formerly Hartford Bond HLS Fund) of Hartford
                                                      Series Fund, Inc.
Hartford Value Opportunities HLS Fund Sub-Account     Class IA shares of Hartford Value Opportunities HLS
                                                      Fund of Hartford HLS Series Fund II, Inc.
Lord Abbett America's Value Portfolio Sub-Account     Class VC shares of the Lord Abbett America's Value
                                                      Portfolio of the Lord Abbett Series Fund, Inc.
Lord Abbett Growth and Income Portfolio Sub-Account   Class VC shares of the Lord Abbett Growth and Income
                                                      Portfolio of the Lord Abbett Series Fund, Inc.
MFS Investors Trust Series Sub-Account                Initial Class of the MFS Investors Trust Series of
                                                      the MFS Variable Insurance Trust
MFS New Discovery Series Sub-Account                  Initial Class of the MFS-Registered Trademark- New
                                                      Discovery Series of the MFS-Registered Trademark-
                                                      Variable Insurance Trust-SM-
MFS Total Return Series Sub-Account                   Initial Class of the MFS-Registered Trademark- Total
                                                      Return Series of the MFS-Registered Trademark-
                                                      Variable Insurance Trust-SM-
Mutual Shares Securities Fund Sub-Account             Class 2 of the Mutual Shares Securities Fund of the
                                                      Franklin Templeton Variable Insurance Products Trust

                    SUB-ACCOUNT                                       PURCHASES SHARES OF:
Oppenheimer Capital Appreciation Fund Sub-Account     Service Shares of Oppenheimer Capital Appreciation
                                                      Fund/VA
Oppenheimer Global Securities Fund Sub-Account        Service Shares of Oppenheimer Global Securities
                                                      Fund/VA
Oppenheimer Main Street Fund Sub-Account              Service Shares of Oppenheimer Main Street Fund/VA
Putnam VT Capital Opportunities Sub-Account           Class IB of Putnam VT Capital Opportunities Fund of
                                                      Putnam Variable Trust
Putnam VT Equity Income Sub-Account                   Class IB of Putnam VT Equity Income Fund of Putnam
                                                      Variable Trust
Putnam VT Global Equity Sub-Account                   Class IB of Putnam VT Global Equity Fund of Putnam
                                                      Variable Trust
Putnam VT Growth and Income Sub-Account               Class IB of Putnam VT Growth and Income Fund of
                                                      Putnam Variable Trust
Putnam VT High Yield Sub-Account                      Class IB of Putnam VT High Yield Fund of Putnam
                                                      Variable Trust
Putnam VT Income Sub-Account                          Class IB of Putnam VT Income Fund of Putnam Variable
                                                      Trust
Putnam VT International Equity Sub-Account            Class IB of Putnam VT International Equity Fund of
                                                      Putnam Variable Trust
Putnam VT New Opportunities Sub-Account               Class IB of Putnam VT New Opportunities Fund of
                                                      Putnam Variable Trust
Putnam VT Small Cap Value Sub-Account                 Class IB of Putnam VT Small Cap Value Fund of Putnam
                                                      Variable Trust
Putnam VT Voyager Sub-Account                         Class IB of Putnam VT Voyager Fund of Putnam
                                                      Variable Trust
Van Kampen LIT Comstock Sub-Account                   Class II shares of Comstock Portfolio of the Van
                                                      Kampen Life Investment Trust

The Benefit Account, Investment Account, including the Fixed Account and Sub-Accounts, are individually and collectively referred to as "Investment Choices".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Policy and its features may not be available for sale in all states.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

This life insurance Policy IS NOT:

-  a bank deposit or obligation;

-  federally insured; or

-  endorsed by any bank or governmental agency.

--------------------------------------------------------------------------------
PROSPECTUS DATED:       2005

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
----------------------------------------------------------------------
SUMMARY OF BENEFITS AND RISKS                                     5
----------------------------------------------------------------------
FEE TABLES                                                        6
----------------------------------------------------------------------
ABOUT US                                                          9
----------------------------------------------------------------------
  Hartford Life and Annuity Insurance Company                     9
----------------------------------------------------------------------
  Separate Account VL I                                           9
----------------------------------------------------------------------
THE FIXED ACCOUNT AND THE BENEFIT ACCOUNT                         9
----------------------------------------------------------------------
  The Funds                                                      10
----------------------------------------------------------------------
CHARGES AND DEDUCTIONS                                           13
----------------------------------------------------------------------
GENERAL DESCRIPTION OF THE POLICY                                18
----------------------------------------------------------------------
POLICY LIMITATIONS                                               19
----------------------------------------------------------------------
HOW THE POLICY WORKS                                             23
----------------------------------------------------------------------
DEATH BENEFITS                                                   26
----------------------------------------------------------------------
MAKING WITHDRAWALS FROM YOUR POLICY                              28
----------------------------------------------------------------------
LAPSE AND REINSTATEMENT                                          29
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       31
----------------------------------------------------------------------
LEGAL PROCEEDINGS                                                34
----------------------------------------------------------------------
WHERE YOU CAN FIND MORE INFORMATION                              36
----------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

SUMMARY OF BENEFITS AND RISKS

BENEFITS OF YOUR POLICY
THIS IS A BRIEF SUMMARY OF THE BENEFITS OF THE POLICY. EACH BENEFIT IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS.

DEATH BENEFIT -- Since this is a life insurance policy, the primary reason to purchase it is for the death benefit. While the Policy is in force and when the insured dies, we pay a death benefit to your beneficiary.

POLICY PROTECTION BENEFIT -- If the Policy Protection Test is met, this benefit will prevent the policy from entering default if on any Monthly Activity Date Your Policy value is not sufficient to cover the Monthly Deductions Amount. This benefit is commonly referred to as a "secondary no-lapse death benefit guarantee."

FLEXIBILITY -- This Policy is designed to be flexible to help meet your specific life insurance needs. You have the flexibility to choose investment options, and the amount and timing of the Premium Payments you make.

INVESTMENT CHOICES -- You may elect to invest in up to twenty total Investment Choices at any one time. You may choose from a variety of Sub-Accounts, the Fixed Account, and the Benefit Account.

RIGHT TO EXAMINE YOUR POLICY -- You have a limited right to return the Policy for cancellation after you receive it.

LOANS -- You may take a loan on the Policy using the Policy to secure the loan.

TAX BENEFITS -- In most cases, you are not taxed on earnings until you take earnings out of the Policy (commonly known as "tax-deferral"). The death benefit may be subject to Federal and state estate taxes, but your beneficiary will generally not be subject to income tax on the death benefit.

RIDERS AND OTHER BENEFITS -- You may select from a variety of riders and other benefits that are available at this time.

RISKS OF YOUR POLICY
THIS IS A BRIEF DISCUSSION OF SOME OF THE RISKS OF YOUR POLICY. EACH RISK IS DISCUSSED IN MORE DETAIL IN THE RELATED SECTION OF THIS PROSPECTUS. IN ADDITION, YOU MAY REQUEST A FREE PERSONALIZED ILLUSTRATION OF THIS POLICY WHICH WILL PROVIDE YOU WITH INFORMATION ABOUT HOW THE DEATH BENEFITS, CASH SURRENDER VALUES AND OTHER BENEFITS OF THIS POLICY MAY PERFORM IN CERTAIN SITUATIONS.

IMPACT OF TRANSACTIONS ON POLICY PROTECTION BENEFIT AND POLICY PROTECTION ACCOUNT -- Policy transactions such as transfers, withdrawals, and loans, from the Benefit Account will have a negative impact on the availability of the Policy Protection Benefit. In addition, since premium payments applied to the Investment Account do not impact the value in the Policy Protection Account, the protection provided by the Policy Protection Benefit may not be available even if substantial premium payments have been applied to the Policy. Therefore, you should work with your registered representative to determine the proper allocation of premium payments between the Investment Account and Benefit Account to meet your objectives.

INVESTMENT PERFORMANCE RISK -- The value of your Policy will fluctuate with the performance of the Sub-Accounts you choose. In your Investment Account, the Sub-Accounts may decline in value, or they may not perform to your expectations. Assets in the Sub-Accounts are not guaranteed. You bear the investment risk of any Account Value in the Sub-Accounts. A comprehensive discussion of the risks of the underlying Funds held by each Sub-Account may be found in the underlying Fund's prospectus. You should read the prospectus of each Fund before investing.

UNSUITABLE FOR SHORT-TERM SAVINGS -- The Policy is designed for long term financial planning. You should not purchase the Policy to meet short-term goals or if you will need the Premium Payment in a short time period.

RISK OF LAPSE -- Your Policy could terminate, or "lapse", if the value of the Policy becomes too low to support the Policy's monthly charges and the Policy Protection Benefit is not available. If this occurs, we will notify you in writing. You will then have a 61-day grace period to pay additional amounts to prevent the Policy from terminating.

WITHDRAWAL LIMITATIONS -- Withdrawals are not allowed in the first policy year. After the first Policy Year, one partial withdrawal is allowed each month. The minimum allowed is $500, and the maximum allowed is the Cash Surrender Value minus $1,000. Withdrawals will reduce your Policy's death benefit, may increase the risk of policy lapse, are subject to a withdrawal charge and may be subject to a surrender charge.

WITHDRAWAL RISKS -- Withdrawals will reduce your Policy's death benefit, may increase the risk of policy lapse, and may be subject to a withdrawal charge. In addition, withdrawals from the Benefit Account will adversely impact the availability of the Policy Protection Benefit.

TRANSFER LIMITATIONS -- We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. Transfer charges may apply.

LOANS -- Taking a loan from your Policy may increase the risk that your Policy will lapse, will have a permanent effect on the Policy's Account Value, and will reduce the death proceeds.

TAX RISKS -- We anticipate that the Policy should generally be treated as a life insurance contract under Federal tax law. There is less guidance, however, with respect to Policies issued on a substandard risk basis, and it is not clear whether such Policies will be treated as life insurance under all circumstances. You should consult with and rely on the advice of your own tax advisor.

ADVERSE TAX CONSEQUENCES -- You may be subject to income tax if you receive any loans, withdrawals or other amounts from the Policy, and you may be subject to a 10% penalty tax. There could be significant adverse tax consequences if the Policy should lapse or be surrendered when there are loans outstanding.

TAX LAW CHANGES -- Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected tax benefits of purchasing this Policy.

CREDIT RISK -- Any Death Benefit guarantee provided by the Policy or any rider, and the Fixed Account and Benefit Account obligations depend on the Company's financial ability to fulfill its obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information (SAI).

INCREASE IN CURRENT FEES AND EXPENSES -- Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

RISKS OF INVESTMENT IN THE FUNDS
A comprehensive discussion of the risks of each Fund may be found in each Fund's prospectus. Each fund has its own goal, investment objective and investment strategies that affect the risks associated in investing in that Fund. There is no assurance that a Fund will achieve their stated goal and/or investment objective and Fund fees and expenses may increase.

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

This table describes the maximum fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options. Your specific fees and charges are described on the specification page of your Policy.

TRANSACTION FEES

       CHARGE                WHEN DEDUCTED            AMOUNT DEDUCTED
Premium Charge (1)      When you make a Premium   MAXIMUM CHARGE
                        Payment where all or a    6.25% of each premium
                        portion of it is          payment allocated to
                        allocated to the          the Benefit Account and
                        Benefit Account and       of any value
                        when you transfer         transferred from the
                        amounts to the Benefit    Investment Account to
                        Account.                  the Benefit Account.
Tax Charge              When you make a Premium   A percent of premium
                        Payment                   which varies by your
                                                  state and municipality
                                                  of residence. The range
                                                  of tax charge is
                                                  generally between 0%
                                                  and 4%.This rate will
                                                  change if your state or
                                                  municipality changes
                                                  its tax charges. It may
                                                  change if you change
                                                  your state or
                                                  municipality of
                                                  residence.
Benefit Account         If you surrender your     MINIMUM CHARGE
Surrender               policy:                   $7.61 per $1,000 of
Charge (2)(4)           -  During the first 19    initial Face Amount for
                           Policy Years           a 18 year-old female.
                        -  Within 19 years of     MAXIMUM CHARGE
                           an increase in your    $37.17 per $1,000 of
                           Face Amount under      initial Face Amount for
                           the Cost of Living     a 65 year-old female
                           Adjustment Rider, if   smoker.
                           elected                CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  $18.12 per $1,000 of
                                                  initial Face Amount for
                                                  a 50 year-old male
                                                  non-smoker.
Investment Account      -  If you surrender       7% of the amount
Surrender Charge (4)       your policy within 7   surrendered or
                           years of allocating    withdrawn.
                           a premium payment to
                           the Investment
                           Account
                        -  If you make a
                           withdrawal from the
                           Investment Account
                           within 7 years of
                           allocating a premium
                           payment to the
                           Investment Account
Administrative          When you make a           $25 per transfer.*
Transfer Fee            transfer after the
                        first transfer in any
                        month.
Withdrawal Charge       When you take a           $10 per withdrawal.*
                        withdrawal.
Accelerated Benefit     When you exercise the     MAXIMUM CHARGE
Rider                   benefit.                  $300
Policy Continuation     When you exercise the     7% of Account Value
Rider                   benefit.
Investment Account      When value is             3% of the amount
Transfer Charge         transferred from the      transferred
                        Investment Account to
                        the Benefit Account and
                        the transfer is made
                        within 5 years of
                        allocating the premium
                        to the Investment
                        Account

*   Not currently being deducted

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the fees and expenses of the underlying mutual funds you may select.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

       CHARGE           WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
Cost of Insurance       Monthly.                  MINIMUM CHARGE
Charges (2)                                       $0.0055 per $1,000 of
                                                  the net amount at risk.
                                                  MAXIMUM CHARGE
                                                  $83.33 per $1,000 of
                                                  the net amount at risk.
                                                  CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  $0.1209 per $1,000 of
                                                  the net amount at risk
                                                  for a 50-year-old male
                                                  preferred non-smoker in
                                                  the first year.
Mortality and Expense   Monthly.                  0.1125% (1.35%
Risk Charge                                       annually) of the
                                                  amounts invested in any
                                                  Sub-Accounts.
Monthly per $1,000      Monthly.                  MINIMUM CHARGE
Charge (2)                                        $0.1667 ($2.00
                                                  annually) per $1,000 of
                                                  initial Face Amount for
                                                  a 0-year-old female.
                                                  MAXIMUM CHARGE
                                                  $2.50 ($30.00 annually)
                                                  per $1,000 of initial
                                                  Face Amount for a
                                                  85-year-old male
                                                  smoker.
                                                  CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  $0.3333 ($4.00
                                                  annually) per $1,000 of
                                                  initial Face Amount for
                                                  a 50-year-old male
                                                  non-smoker.
Monthly                 Monthly.                  MAXIMUM
Administrative Charge                             $10
Loan Interest           Monthly, if you have      0.42% (5.0% annually)
Rate (3)                taken a loan on your      of Loan Indebtedness
                        Policy.                   annually

(1) The maximum premium charge is 6.25% of each Premium Payment in Policy Years 1 through 20 and 4.25% of each Premium Payment in Policy Years 21 or more.

(2) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.

(3) During Policy Years 1 - 10 the Loan Interest Rate is 5.0% for all Policy Loans. During Policy Years 11 and later the maximum Loan Interest Rate is 3.25% for preferred loans and 4.25% for non preferred loans. Any Account Value in the Loan Account will be credited with interest at an annual rate of 3.0%.

(4) The Policy is subject to an overall Maximum Surrender Charge which combines the Benefit Account Surrender Charges and the Investment Account Surrender Charge.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

ANNUAL CHARGES OTHER THAN FUND OPERATING EXPENSES -- CONTINUED

    RIDER CHARGES       WHEN CHARGE IS DEDUCTED       AMOUNT DEDUCTED
Waiver of Specified     Monthly.                  MINIMUM CHARGE
Amount Disability                                 $0.04 per $1 of
Benefit Rider (1)                                 specified amount for a
                                                  20-year-old male in the
                                                  first year.
                                                  MAXIMUM CHARGE
                                                  $0.20 per $1 of
                                                  specified amount for a
                                                  64-year-old female in
                                                  the first year.
                                                  CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  $0.09 per $1 of
                                                  specified amount for a
                                                  50-year-old male in the
                                                  first year.
Accidental Death        Monthly.                  MINIMUM CHARGE
Benefit Rider (1)                                 $0.083 per $1,000 of
                                                  the net amount at risk
                                                  for a 10-year-old in
                                                  the first year.
                                                  MAXIMUM CHARGE
                                                  $0.18 per $1,000 of the
                                                  net amount at risk for
                                                  a 60-year-old in the
                                                  first year.
                                                  CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  $0.128 per $1,000 of
                                                  the net amount at risk
                                                  for a 50-year-old in
                                                  the first year.
Monthly Deduction       Monthly.                  MINIMUM CHARGE
Amount Waiver                                     6.9% of the monthly
Rider (1)                                         deduction amount for a
                                                  20-year-old male
                                                  preferred non-smoker in
                                                  the first year.
                                                  MAXIMUM CHARGE
                                                  33.3% of the monthly
                                                  deduction amount for a
                                                  55-year-old female in
                                                  the first year.
                                                  CHARGE FOR A
                                                  REPRESENTATIVE INSURED
                                                  12.6% of the monthly
                                                  deduction amount for a
                                                  50-year old male
                                                  preferred non-smoker in
                                                  the first year.
Child Rider             Monthly.                  The fee is $0.50 per
                                                  $1,000 of Child Rider
                                                  coverage

(1) This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial adviser for a personalized illustration.

The following table shows the minimum and maximum total annual fund operating expenses charged by any of the Funds. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

ANNUAL FUND OPERATING EXPENSES

                                                           MINIMUM      MAXIMUM
---------------------------------------------------------------------------------
Total Annual Fund Operating Expenses that are deducted
from Fund assets, including management fees,
distribution, and/or 12b-1 fees, and other expenses.        0.43%        1.30%
---------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
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ABOUT US

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

                                     EFFECTIVE DATE
           RATING AGENCY               OF RATING     RATING            BASIS OF RATING
------------------------------------------------------------------------------------------------
 A.M. Best and Company, Inc.             2/15/05       A+    Financial Strength
------------------------------------------------------------------------------------------------
 Standard & Poor's                       2/15/05      AA-    Financial Strength
------------------------------------------------------------------------------------------------
 Fitch                                   2/15/05      AA     Financial Strength
------------------------------------------------------------------------------------------------

These ratings apply to Hartford's ability to meet its obligations under the Contract. The ratings do not apply to the Separate Account or the underlying Funds.

SEPARATE ACCOUNT VL I

The Sub-Accounts of the Investment Account are subdivisions of our separate account, called Separate Account VL I. The Separate Account exists to keep your life insurance Policy assets separate from our company assets. As such, the investment performance of the Separate Account is independent from the investment performance of Hartford's other assets. Hartford's other assets are utilized to pay our insurance obligations under the Policy. Your assets in the Separate Account are held exclusively for your benefit and may not be used for any other liability of Hartford.

THE FIXED ACCOUNT AND THE BENEFIT ACCOUNT
--------------------------------------------------------------------------------

You may allocate some or all of your Net Premium Payments or transfer Account Values to the Fixed Account available in the Investment Account or the Benefit Account.

IMPORTANT INFORMATION YOU SHOULD KNOW -- This portion of the prospectus relating to the Fixed Account and the Benefit Account is not registered under the Securities Act of 1933 ("1933 Act") and the Fixed Account and the Benefit Account are not registered as an investment company under the 1940 Act. The Fixed Account and the Benefit Account or any of their interests are not subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the staff of the Securities and Exchange Commission has not reviewed the disclosure regarding the Fixed Account or the Benefit Account. The following disclosure about the Fixed Account and the Benefit Account may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosure.

Premium Payments allocated and Policy Values transferred to the Fixed Account or the Benefit Account become a part of Hartford's General Account assets. We invest the assets of the General Account according to the laws governing the investments of insurance company General Accounts. These assets are subject to the creditors of Hartford.

We guarantee that we will credit interest at a rate of not less than 3% per year compounded annually, to amounts you allocate to the Fixed Account and Benefit Account. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Account and the Benefit Account interest rates currently in effect. There is no specific formula for determining interest rates. Some of the factors that we may consider in determining whether to credit excess interest are; general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, surrenders or transfers from the Fixed Account and Benefit Account on a "first-in first-out" basis.

IMPORTANT -- Any interest credited to amounts you allocate to the Fixed Account or the Benefit Account in excess of 3% per year will be determined at our sole discretion. You assume the risk that interest credited to the Fixed Account or the Benefit Account may not exceed the minimum guarantee of 3% for any given year.

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

THE FUNDS

The Sub-Accounts purchase shares of mutual funds set up exclusively for variable annuity and variable life insurance products. These underlying Funds which we call the Funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund, but they may have similar investment strategies and the same portfolio managers as retail mutual funds. You choose the Sub-Accounts that meet your investment style.

We do not guarantee the investment results of any of the Funds. Since each Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the prospectuses for the Funds, and the Funds' Statements of Additional Information, which may be ordered from us. The Funds' prospectuses should be read in conjunction with this Prospectus.

The Funds may not be available in all states.

The investment goals of each of the Funds are as follows:

AIM V.I. CAPITAL APPRECIATION FUND -- Seeks growth of capital. Invests principally in common stocks of companies likely to benefit from new or innovative products, services or processes as well as those that have experienced above average, long-term growth in earnings with excellent prospects for future growth.

AIM V.I. CAPITAL DEVELOPMENT FUND -- Seeks long-term growth of capital. Invests in small and mid-cap stocks with strong growth prospects and attractive valuations.

AIM V.I. MID CAP CORE EQUITY FUND -- Seeks long-term growth of capital. Invests, normally, at least 80% of its assets plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities of mid-capitalization companies.

AIM V.I. SMALL CAP EQUITY FUND -- Seeks long-term growth of capital. Invests, normally, at least 80% of its assets in equity securities, including convertible securities of small-capitalization companies.

AIM V.I. PREMIER EQUITY FUND -- Seeks to achieve long-term growth of capital with income as a secondary objective. Invests, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities.

ALLIANCEBERNSTEIN VP SMALL/MID CAP VALUE PORTFOLIO -- Seeks long-term growth of capital.

AMERICAN FUNDS ASSET ALLOCATION FUND -- Seeks high total return, including income and capital gains, consistent with the preservation of capital over the long term through a diversified portfolio that can include common stocks and other equity-type securities, bonds and other intermediate and long-term debt securities, and money market instruments.

AMERICAN FUNDS BLUE CHIP INCOME AND GROWTH FUND -- Seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average yield on the Standard & Poor's 500 Composite Index) and to provide an opportunity for growth of principal consistent with sound common stock investing. The Fund invests primarily in common stocks of larger, more established companies based in the U.S. with market capitalizations of $4 billion and above. The Fund may also invest up to 10% of its assets in common stocks of larger, non-U.S. companies, so long as they are listed or traded in the U.S. The Fund will invest, under normal market conditions, at least 90% of its assets in equity securities.

AMERICAN FUNDS BOND FUND -- Seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers located around the world.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND -- Seeks long-term growth of capital by investing primarily in equity securities of smaller companies located around the world that typically have market capitalizations of $50 million to $2 billion.

AMERICAN FUNDS GROWTH FUND -- Seeks long-term growth of capital by investing primarily in common stocks which demonstrate the potential for appreciation.

AMERICAN FUNDS GROWTH-INCOME FUND -- Seeks growth of capital and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.

AMERICAN FUNDS INTERNATIONAL FUND -- Seeks long-term growth of capital by investing primarily in common stocks of issuers domiciled outside of the United States.

AMERICAN FUNDS NEW WORLD FUND -- Seeks long-term growth of capital by investing primarily in stocks of companies with significant exposure to countries with developing economies and/or markets. The Fund may also invest in debt securities of issuers, including issuers of lower rated bonds with exposure to these countries.

FIDELITY VIP CONTRAFUND PORTFOLIO -- Seeks long-term capital appreciation.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- Seeks reasonable income.

FIDELITY VIP MID CAP PORTFOLIO -- Seeks long-term growth of capital.

FRANKLIN SMALL CAP VALUE SECURITIES FUND -- Seeks long-term total return.

HARTFORD ADVISERS HLS FUND -- Seeks maximum long-term total return. Sub-advised by Wellington Management Company, LLP.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
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HARTFORD DISCIPLINED EQUITY HLS FUND -- Seeks growth of capital and current income. Sub-advised by Wellington Management Company, LLP.

HARTFORD DIVIDEND AND GROWTH HLS FUND -- Seeks a high level of current income consistent with growth of capital. Sub-advised by Wellington Management Company, LLP.

HARTFORD GROWTH OPPORTUNITIES HLS FUND -- Seeks short-and long-term capital appreciation. Sub-advised by Wellington Management Company, LLP.

HARTFORD INDEX HLS FUND -- Seeks to provide investment results which approximate the price and yield performance of publicly traded common stocks in the aggregate. Sub-advised by Hartford Investment Management Company.

HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND -- Seeks growth of capital. Sub-advised by Wellington Management Company, LLP.

HARTFORD INTERNATIONAL SMALL COMPANY HLS FUND -- Seeks capital appreciation. Sub-advised by Wellington Management Company, LLP.

HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by Hartford Investment Management Company.

HARTFORD MORTGAGE SECURITIES HLS FUND -- Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities. Sub-advised by Hartford Investment Management Company.

HARTFORD STOCK HLS FUND -- Seeks long-term growth of capital, with income as a secondary consideration. Sub-advised by Wellington Management Company, LLP.

HARTFORD TOTAL RETURN BOND HLS FUND (formerly Hartford Bond HLS Fund) -- Seeks competitive total return, with income as a secondary objective. Sub-advised by Hartford Investment Management Company.

HARTFORD VALUE OPPORTUNITIES HLS FUND -- Seeks short-and long-term capital appreciation. Sub-advised by Wellington Management Company, LLP.

LORD ABBETT AMERICA'S VALUE PORTFOLIO -- Seeks current income and capital appreciation.

LORD ABBETT GROWTH AND INCOME PORTFOLIO -- Seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS-REGISTERED TRADEMARK- NEW DISCOVERY SERIES -- Seeks capital appreciation.

MFS-REGISTERED TRADEMARK- TOTAL RETURN SERIES -- Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

MUTUAL SHARES SECURITIES FUND -- Seeks capital appreciation, with income as a secondary goal, by normally investing at least 65% of its total assets in U.S. equity securities that the manager believes are undervalued, including those of small capitalization companies, undervalued stocks, restructuring companies, and distressed companies.

MFS INVESTORS TRUST SERIES -- Seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income.

OPPENHEIMER CAPITAL APPRECIATION FUND/VA -- Seeks capital appreciation by investing in well-known established companies.

OPPENHEIMER GLOBAL SECURITIES FUND/VA -- Seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

OPPENHEIMER MAIN STREET FUND-REGISTERED TRADEMARK-/VA -- Seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

PUTNAM VT CAPITAL OPPORTUNITIES FUND -- Seeks long-term growth of capital. The fund pursues its goal by investing mainly in common stocks of U.S. companies that Putnam Management believes have favorable investment potential.

PUTNAM VT EQUITY INCOME FUND -- Seeks capital growth and current income.

PUTNAM VT GLOBAL EQUITY FUND -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of companies worldwide that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of its net assets in equity investments.

PUTNAM VT GROWTH AND INCOME FUND -- Seeks capital growth and current income. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.

PUTNAM VT HIGH YIELD FUND -- Seeks high current income. Capital growth is a secondary goal when consistent with achieving high current income. The fund pursues its goal by investing mainly in bonds that (a) are obligations of U.S. companies, (b) are below investment-grade in quality (junk bonds) and (c) have intermediate to long-term maturities (three years or longer). Under normal circumstances, the fund invests at least 80% of its net assets in securities rated below investment grade.

PUTNAM VT INCOME FUND -- Seeks high current income consistent with what Putnam Management believes to be prudent risk. The fund pursues its goal by investing mainly in bonds that (a) are obligations of companies and governments worldwide denominated in U.S. dollars, (b) are either investment-grade or below investment-grade (junk bonds) and (c) have intermediate to long-term maturities (three years or longer).

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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PUTNAM VT INTERNATIONAL EQUITY FUND -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of companies outside the United States that Putnam Management believes have favorable investment potential. Under normal circumstances, the fund invests at least 80% of the fund's net assets in equity investments.

PUTNAM VT NEW OPPORTUNITIES FUND -- Seeks long-term capital appreciation. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

PUTNAM VT SMALL CAP VALUE FUND -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks. Under normal circumstances, the fund invests at least 80% of its net assets in small companies of a size smaller to those in the Russell 2000 Value Index.

PUTNAM VT VOYAGER FUND -- Seeks capital appreciation. The fund pursues its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks.

VAN KAMPEN LIT COMSTOCK PORTFOLIO -- Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible net common and preferred stock.

INVESTMENT ADVISORS -- The AIM V.I. Mid Cap Core Equity Fund, AIM V.I. Premier Equity Fund, AIM V.I. Capital Appreciation Fund, AIM V.I. Capital Development Fund and AIM V.I. Small Cap Equity Fund are portfolios of A I M Variable Insurance Funds, which is a registered open-end, series, management investment company. A I M Advisors, Inc. serves as the investment adviser to these Funds.

Alliance Bernstein VP Small/Mid Cap Value Portfolio is a series of the AllianceBernstein Variable Products Series Fund, Inc. Alliance Capital Management, L.P. is the investment adviser and is located at 1345 Avenue of the Americas, New York, New York 10105.

The shares of each AllianceBernstein Variable Products Fund have been divided into Class A and Class B. Only Class B shares are available in this Contract.

American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Global Small Capitalization Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund and American Funds New World Fund are all part of American Funds Insurance Series. American Funds Insurance Series is a fully managed, diversified, open-end investment company organized as a Massachusetts business trust in 1983. American Funds Insurance Series offers three classes of fund shares: Class 1 shares, Class 2 shares and Class 3 shares. This policy invests only in Class 2 shares of American Funds Insurance Series. The investment adviser for each of the funds of American Funds Insurance Series is Capital Research and Management Company located at 333 South Hope Street, Los Angeles, California 90071. Capital Research and Management Company is a wholly owned subsidiary of The Capital Group Companies, Inc.

Franklin Small Cap Value Securities Fund and Mutual Shares Securities Fund are all part of the Franklin Templeton Variable Insurance Products Trust. The Franklin Templeton Variable Insurance Products Trust is an open-end managed investment company which was organized as a Massachusetts business trust on April 26, 1988. Franklin Templeton Variable Insurance Products Trust currently offers Class 1 and Class 2 shares. Class 2 shares of each Fund are available in this policy. The investment manager of the Franklin Small Cap Value Securities Fund is Franklin Advisory Services, LLC (Advisory Services) located at One Parker Plaza, Fort Lee, New Jersey 07024. The investment manager of Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC, located at 51 John F. Kennedy Parkway, Short Hills, New Jersey, 07078.

The Hartford HLS Funds are sponsored and administered by Hartford or its affiliates. HL Investment Advisors, LLC ("HL Advisors") serves as the investment manager to each of the Hartford HLS Funds. Wellington Management Company, LLP ("Wellington Management") and Hartford Investment Management Company ("Hartford Investment Management") serve as sub-investment advisors and provide day to day investment services.

Hartford Advisers HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Index HLS Fund, Hartford International Opportunities HLS Fund, Hartford International Small Company HLS Fund, Hartford Money Market HLS Fund, Hartford Mortgage Securities HLS Fund, Hartford Stock HLS Fund and Hartford Total Return Bond HLS Fund are series of Hartford Series Fund, Inc., a Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company.

Hartford Growth Opportunities HLS Fund and Hartford Value Opportunities HLS Fund are series of Hartford HLS Series Fund II, Inc., which was formerly known as Fortis Series Fund, Inc. Prior to May 1, 2002, these Funds were named, respectively, Fortis Growth Stock Series and Fortis Value Series.

The shares of each Hartford HLS Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this policy.

The Lord Abbett America's Value Portfolio and Lord Abbett Growth and Income Portfolio are portfolios of the Lord Abbett Series Fund, Inc. Lord Abbett & Co. LLC serves as the investment adviser for these Funds.

MFS-Registered Trademark- Investors Trust Series, MFS-Registered Trademark- New Discovery Series and MFS-Registered Trademark- Total Return Series are series of the MFS-Registered Trademark- Variable Insurance Trust-SM-. The MFS Variable Insurance Trust-SM- is a professionally managed open-end management investment company. The MFS Variable Insurance Trust-SM- is registered as a Massachusetts business trust. MFS Investment Management-Registered Trademark- serves as the investment adviser to each of the Series of the MFS-Registered Trademark-Variable

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
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Insurance Trust-SM-. MFS Investment Management-Registered Trademark- is located at 500 Boylston Street, Boston, Massachusetts 02116.

OppenheimerFunds, Inc., Two World Trade Center, 225 Liberty Street, 11th Floor, New York, NY 10281, is the investment manager to Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, and Oppenheimer Main Street Fund-Registered Trademark-/VA.

The Putnam Sub-Accounts purchase shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). Putnam Investment Management, LLC. ("Putnam Management") serves as the investment manager for the Funds. Putnam Management is ultimately controlled by Marsh & McLennan
Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

Fidelity Management & Research Company ("FMR") is the investment adviser for the Fidelity VIP Funds.

The Investment Adviser with respect to the Comstock Portfolio and Growth and Income Portfolio is Van Kampen Asset Management, a wholly owned subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is an indirect wholly owned subsidiary of Morgan Stanley. Van Kampen Investments Inc. is a diversified asset management company with more than three million retail investor accounts, extensive capabilities for managing institutional portfolios. Van Kampen Investments Inc.'s more than 40 open-end and 30 closed-end funds and more than 2,700 unit investment trusts are professionally distributed by authorized dealers nationwide.

INFORMATION RELATING TO THE FUNDS

MIXED AND SHARED FUNDING -- Shares of the Funds may be sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Policy owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund. There are certain risks associated with mixed and shared funding. These risks are disclosed in the Funds' prospectuses accompanying this prospectus.

VOTING RIGHTS -- For Sub-Accounts in which you have invested, we will notify you of shareholder's meetings of the Funds purchased by those Sub-Accounts. We will send you proxy materials and instructions for you to vote the shares held for your benefit by those Sub-Accounts. We will arrange for the handling and tallying of proxies received from you or other Policy owners. If you give no instructions, we will vote those shares in the same proportion as shares for which we received instructions.

ADMINISTRATIVE AND DISTRIBUTION SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative and distribution services and the Funds pay fees to Hartford that are usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family and may include fees paid under a distribution and/or servicing plan adopted by a fund pursuant to Rule 12b-1 under the Investment Company Act of 1940.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

We may make certain changes to the Sub-Accounts offered through this Policy. We may, in our sole discretion, establish new Sub-Accounts and may make these new Sub-Accounts available to existing Policy Owners. We may also close one or more Sub-Account to additional Net Premium Payments or transfers of Account Value.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

We deduct charges for your Policy either from your Premium Payment each time you make a Premium Payment, on a monthly basis from your Account Value, when you choose to Surrender the Policy or under certain circumstances when you make withdrawals or transfers from or within your Policy. All the charges deducted by Hartford are designed to cover the costs of offering the Policy's benefits and the costs of distributing, issuing and administering the Policy, including a reasonable profit for Hartford. If these charges do not cover our expenses, we make up the difference. If these charges are more than our actual expenses, we keep the difference.
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14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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Your Account Value decreases due to the deduction of Policy charges.


         CHARGE                    DEDUCTED FROM                    DEDUCTED WHEN
Premium Charge             Premium Payments allocated to    When Premium Payments or
                           the Benefit Account and values   transfers to the Benefit
                           transferred from the             Account are made
                           Investment Account to the
                           Benefit Account
Premium Tax                Premium Payments                 When Premium Payments are made
Benefit Account Cost of    Benefit Account                  Monthly, as part of the
Insurance                                                   Benefit Account Monthly
                                                            Deduction Amount
Investment Account Cost    Investment Account               Monthly, as part of the
of Insurance                                                Investment Account Monthly
                                                            Deduction Account
Monthly Administrative     The Benefit Account              Monthly, as part of the
Charge                                                      Benefit Account Monthly
                                                            Deduction Amount
Monthly Per $1,000         Benefit Account                  Monthly, as part of the
Charge                                                      Benefit Account Monthly
                                                            Deduction Amount
Mortality and Expense      Investment Account               Monthly, as part of the
Risk Charge                                                 Investment Account Monthly
                                                            Deduction Amount
Benefit Account            Benefit Account                  When the Policy is surrendered
Surrender Charges
Withdrawal Charge*         The amount withdrawn             When withdrawals are taken
Investment Account         Investment Account               Policy is surrendered or
Surrender Charges                                           amount is withdrawn from the
                                                            Investment Account
Administrative Transfer    Pro Rata from Account Value      After the first transfer each
Fee*                                                        month
Investment Account         The amount transferred           When value is transferred from
Transfer Charge                                             the Investment Account to the
                                                            Benefit Account

*   Currently not being deducted by Hartford.

DEDUCTIONS FROM PREMIUM

Before your Premium Payment is allocated to the Sub-Accounts, Fixed Account, or the Benefit Account, we deduct a percentage for a premium charge and tax charges.

The maximum premium charge is 6.25% of Premium Payments in Policy Years 1 through 20 and 4.25% thereafter. The current premium charge is 6.25% of Premium Payments in the first Policy Year and 2.25% thereafter. The premium charge is used to cover expenses related to the sale and distribution of the policies. Premiums allocated to the Investment Account are not assessed a premium charge.

The tax charge covers taxes assessed against us by a state and/or other governmental entity. The range of these charges generally is between 0% and 4% of Premium Payments.

DEDUCTIONS FROM ACCOUNT VALUE

At the beginning of each month we will deduct an amount from your Account Value to pay for administration and the benefits provided by your Policy. This amount is called the Monthly Deduction Amount. The day we deduct these charges is called the Monthly Deduction Date. The Monthly Deduction Amount is made up of the following charges:

1.  COST OF INSURANCE.

The charge for the cost of insurance is a formula based on a number of factors such as your age, gender, and risk class. We multiply your charge for cost of insurance by the "amount at risk". The amount at risk is calculated on the Monthly Deduction Date and is equal to your Death Benefit minus your Account Value. The "amount at risk" may be affected by the amount and timing of Premium Payments, investment performance of the Sub-Account, fees and charges assessed, Policy Loans and changes to the Face Amount. We determine the amount at risk before we deduct the Monthly Deduction Amount. Finally, we divide that sum by 1,000.

Cost of insurance rates will be determined on every Policy Anniversary and will be based on our future expectations of factors such as mortality, expenses, interest, persistency and taxes. The cost of insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states). A table of guaranteed cost of insurance rates per $1,000 will be included in your Policy, however, we reserve the right to use rates less than those shown in the table. The maximum rates that can be charged are on the Policy Specification pages of the contract. Substandard risks will be charged higher cost of insurance rates that will not exceed rates based on a multiple of 1980 Commissioners' Standard Ordinary Mortality Table (ALB), Male or Female, Nonsmoker or Smoker Table, age last birthday (unisex rates may be required in some states) plus any flat extra amount assessed. The cost of insurance will be based on the Insured's substandard rating.

Any changes in the cost of insurance rates will be made uniformly for all Insureds of the same issue ages, sexes, risk classes and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because your Account Value and Death Benefit may vary from month to month, the cost of insurance may also vary on each Monthly Activity Date.
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
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2.  THE MONTHLY ADMINISTRATIVE CHARGE.

We deduct a Monthly Administrative Charge from your Account Value to help offset the costs of issuing and administering the Policy. The current Monthly Administrative Charge is $10.00 for Policies with initial Face Amounts of less than $250,000. The current Monthly Administrative Charge for Policies with initial Face Amounts equal to or more than $250,000 is $7.50. The maximum Monthly Administrative Charge is $10.00.

3.  THE MONTHLY PER $1,000.

This charge is assessed based on your initial Face Amount and certain subsequent increases in your Face Amount. The charge is deducted for 3 years after you purchase your Policy. The charge is also deducted for 3 years if your Face Amount increases as a result of having the Cost of Living Adjustment Rider.

The Monthly Per $1,000 Charge is individualized based on the Insured's initial Face Amount, issue age or age at time of an increase in Face Amount, sex and insurance class.

4.  MORTALITY AND EXPENSE RISK CHARGE (M&E)

This charge is based on amounts in the Sub-Accounts. If you have not allocated any net Premium Payments or transferred any Account Value to the Sub-Accounts, you have no M&E. The charge is described as an annual charge, but is deducted monthly. The M&E included in your Monthly Deduction Amount is made up of 1/12 of the M&E. The maximum and current M&E is 1.35% of the Account Value in the Sub-Accounts.

This charge is designed to compensate us for mortality and expense risks assumed under the Policy. The mortality risk that Hartford assumes is that the cost of insurance charges and other charges may be insufficient to meet actual claims. In that case, Hartford would make up the difference. The expense risk that Hartford assumes is that the expenses incurred in issuing, distributing and administering the policies may be less than the administrative charges and sales loads collected by Hartford. Again, if that is the case, Hartford would make up any differences. If these expenses turn out to be less than the amounts collected, Hartford keeps the difference.

5.  RIDER CHARGES

If your Policy includes benefits that are added to the Policy through the use of one or more Policy riders, a charge for those riders is deducted from your Account Value as part of the Monthly Deduction Amount. These riders are described later in this Prospectus and the charges to be deducted are set forth in the Fee Table.

CALCULATING THE MONTHLY DEDUCTION AMOUNT:

On each Monthly Activity Date, We will deduct an amount from Your Account Value to pay Us for providing the benefits of the Policy. This amount is called the Monthly Deduction Amount. On each Policy Anniversary, We will determine the rates used to calculate the Monthly Deduction Amounts for that Policy Year. These rates will not exceed the maximum rates shown on the Policy Specification Pages. Actual rates will be determined based on Our future expectations of such factors as mortality, expenses, interest, persistency and taxes. Any change We make will be on a uniform basis for Insureds of the same Issue Age, Sex, Insurance Class, Initial Face Amount, and the length of time coverages have been in-force.

DETERMINING THE TOTAL MONTHLY DEDUCTION AMOUNT

The total Monthly Deduction Amount is divided into two parts and is the sum of the Benefit Account Monthly Deduction Amount and the Investment Account Monthly Deduction Amount.

DETERMINING THE BENEFIT ACCOUNT MONTHLY DEDUCTION AMOUNT

The Monthly Deduction Amount deducted from the Benefit Account is equal to the sum of:

(a) the Benefit Account Cost of Insurance Charge;

(b) the Administrative Charge;

(c) the Per $1,000 Charge;

(d) the charges for additional benefits provided by rider; and

(e) the portion of the charge for any Waiver of Monthly Deduction Rider that is attributable to the deductions in (a) through (d) above.

If your Benefit Account value is equal to or greater than the Benefit Account Monthly Deduction amount, We will deduct such Monthly Deduction amount from the Benefit Account. If Your Benefit Account value is less than the Benefit Account Monthly Deduction Amount and the Policy Protection Benefit is available (see the Policy Protection Benefit provision of the Policy), any Monthly Deduction Amounts that could not be deducted from the Benefit Account will be waived.

However, if the Policy Protection Benefit is not available, the following will occur:

(a) If, on the Monthly Activity Date, that there is not enough value in the Benefit Account to pay for the Benefit Account Monthly Deduction and the Policy Protection Benefit is not available, but THERE IS value in the Investment Account:

      i. We will send You a notice advising You that if we do not receive the required payment specified in the notice within the next 30 days, We will AUTOMATICALLY transfer from the Investment Account to the Benefit Account the amount necessary to maintain the Policy. This notice will be mailed to both You and any assignee of record at the last know address(es).

     ii. Such amount will be transferred on a Pro Rata Basis from Your selected Sub-Accounts and/or Fixed Account, and may be subject to transfer charges as described in the Transfers provision of the Policy.

     iii. If at the end of the 30 days, we have not received the amount specified in the notice and the value of the
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        Investment Account is not sufficient to make the transfer necessary to maintain the policy, we will AUTOMATICALLY transfer whatever amount is remaining in the Investment Account to the Benefit Account (and assess any applicable transfer charge) and the Policy will go into default as described in the Default and Policy Grace Period provision; or

(b) If, on the Monthly Activity Date, that there is not enough value in the Benefit Account to pay for the Benefit Account Monthly Deduction and the Policy Protection Benefit is not available and THERE IS NO value in the Investment Account the Policy will go into default as described in the Default and Policy Grace Period provision.

DETERMINING THE INVESTMENT ACCOUNT MONTHLY DEDUCTION AMOUNT

The Monthly Deduction Amount deducted from the Investment Account is equal to the sum of:

(a) the Investment Account Cost of Insurance Charge; if any;

(b) the Mortality & Expense Risk Charge;

(c) the portion of the charge for any Waiver of Monthly Deduction Rider that is attributable to the deductions in (a) and (b) above.

Any amounts taken from the Investment Account will be taken on a Pro Rata Basis unless You tell Us otherwise.

If Your Investment Account value is equal to or greater than the Investment Account Monthly Deduction Amount, We will deduct such Monthly Deduction Amount from the Investment Account.

If Your Investment Account value is not sufficient to cover the Investment Account Monthly Deduction Amount, We will deduct whatever amount is remaining in the Investment Account and the remainder of such Monthly Deduction Amount will be deducted from the Benefit Account.

However, if Your Benefit Account value is not sufficient to cover the Investment Account Monthly Amount due, We will deduct whatever amount is remaining in the Benefit Account and the Policy will go into default as described in the Default and Policy Grace Period provision, unless the Policy Protection Benefit is available (see the Policy Protection Benefit provision).

TOTAL COST OF INSURANCE CHARGE

The total Cost of Insurance Charge for any Monthly Activity Date is equal to:

(a) the applicable cost of insurance rates per $1,000; multiplied by

(b) the applicable Amount(s) at Risk; divided by

(c) $1,000.

BENEFIT ACCOUNT COST OF INSURANCE CHARGE

The Benefit Account Cost of Insurance Charge for any Monthly Activity Date is equal to:

(a) the applicable cost of insurance rates per $1,000; multiplied by

(b) the applicable Benefit Account amounts at risk; divided by

(c) $1,000.

On any Monthly Activity Date, the Amount at Risk equals the Death Benefit less Your Account Value on that date prior to assessing the Monthly Deduction Amount. The Benefit Account amount at risk equals the Death Benefit of the Benefit Account less Your Benefit Account value. The Death Benefit of the Benefit Account is equal to the greater of (a) the Face Amount; or (b) the accumulated value in the Benefit Account plus the portion of the Loan Account attributable to loans taken from the Benefit Account multiplied by the Minimum Death Benefit Percentage.

INVESTMENT ACCOUNT COST OF INSURANCE CHARGE

The Investment Account Cost of Insurance Charge for any Monthly Activity Date is equal to the difference between (a) the Total Cost of Insurance Charge; and
(b) the Benefit Account Cost of Insurance Charge. The Investment Account Cost of Insurance Charge will never be less than zero.

DEDUCTIONS UPON SURRENDER

Surrender charges will be deducted from your Account Value if you surrender your Policy during the first 19 Policy Years or within 19 Policy Years of an increase in your Face Amount under the Cost of Living Adjustment Rider, if you elected the rider.

The amount of surrender charge is individualized based on the Insured's age, sex, and insurance class on the date of issue. The surrender charges by Policy Year are shown in your Policy.

WITHDRAWAL CHARGE -- Hartford also deducts a charge for each withdrawal. The maximum and current Withdrawal Charge is $10.00. The Hartford is not currently deducting this charge.

CHARGES AGAINST THE FUNDS

ANNUAL FUND OPERATING EXPENSES -- The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in each Fund's prospectus.

REDUCED CHARGES FOR ELIGIBLE GROUPS

Certain charges and deductions described above may be reduced for policies issued in connection with a specific group or retirement plan. To qualify for a reduction, the plan must satisfy certain criteria in accordance with our rules in effect as of the date the application for the Policy is approved. Factors that we consider include, but are not limited to, the size of the plan, the expected number of participants and anticipated Net Premium Payments from the plan. The amount of reduction and the criteria for qualification may be reflected in a reduced sales effort and
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administrative costs resulting from sales to plans that meet our criteria. In addition, there may be different mortality experience expected as a result of these types of plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including policy owners already invested in the Separate Account.

HOW CONTRACTS ARE SOLD

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The policies are sold by individuals who represent us as insurance agents and who are registered representatives ("Sales Representatives") of broker-dealers who have entered into sales agreements with HESCO.

We pay compensation to broker-dealers, financial institutions and other parties ("Financial Intermediaries") for the sale of the policies according to schedules in the sales agreements and other agreements reached between us and the Financial Intermediaries. Such compensation generally consists of commissions on a specified amount of premium paid for the Policy. We also pay other amounts ("Additional Payments") that include marketing allowances, expense reimbursements and educational payments. These Additional Payments are designed to provide incentives for the sale of Hartford products and may influence the Financial Intermediary or its Sales Representative to recommend the purchase of this policy over another policy or over other investment options.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully below.

For premiums allocated to the Benefit Account, we pay commissions that vary with the sales agreements and are based on "target premiums" that we determine. "Target premium" is a hypothetical premium that is used only to calculate commissions. It varies with the issue age, gender and underwriting class of the insured. During the first Policy Year, the most common commission we pay is 70% of the premium paid up to the target premium. The maximum commission that we pay to for premium paid up to the target premium in the First Policy Year is 100%. During the first Policy Year the most common commission we pay for premium in excess of the target premium is 3%. The maximum commission that we pay for premium paid in excess of the target premium is 6.78%. In Policy Years 2 and later, the most common commission we pay is 2% of premiums paid on the target premium. The maximum is 5%.

For premiums allocated to the Investment Account we pay commission that vary with the sales agreements. During the first 10 Policy Years, the most common commission we pay is 6% of the premiums paid, however we may pay up to 7% of premiums paid. In Policy Years 11 and later, the most common and maximum schedule allows for 2% of premiums paid.

Your Sales Representative typically receives a portion of the compensation that is payable to his or her Financial Intermediary in connection with the policy, depending on the agreement between your Sales Representative and his or her firm. Hartford is not involved in determining the compensation of your Sales Representative. That compensation arrangement may present its own incentives or conflicts. A Sales Representative may be required to return all or a portion of the commissions paid if the policy terminates prior to the Policy's first Policy Anniversary. You may ask your Sales Representative how he/she will personally be compensated for the transaction.

In addition to the commissions described above, we and/or an affiliate pay to Financial Intermediaries significant additional cash compensation ("Additional Payments") from our own assets in connection with the promotion and solicitation of application for the policies by some, but not all, Financial Intermediaries. These Additional Payments include override payments, bonuses, wholesaler fees, training and marketing allowances and general expense reimbursement allowances separate from and in addition to the ones described above in this SAI. Such payments may offset the Financial Intermediary's expenses in connection with activities that it is required to perform, such as administrative services, educating personnel and maintaining records. Such Additional Payments may give Hartford greater access to Sales Representatives of the Financial Intermediaries that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your Sales Representative may serve you better, this additional compensation also may afford Hartford a "preferred" status at the recipient Financial Intermediary and provide some other marketing benefit such as website placement, access to Sales Representative lists, extra marketing assistance, or other heightened visibility and access to the Financial Intermediary's sales force that may otherwise influence the way that the Financial Intermediary and the Sales Representative market the policies.

Subject to applicable state law and NASD rules, Hartford, HESCO and its affiliates may contribute amounts to various non-cash and cash incentive arrangements to promote the sale of the policies, as well as sponsor various educational programs, sales contests and/or promotions in which participants may receive prizes such as travel awards, merchandise and educational information and related support materials including hardware and/or software. Hartford and its affiliates may also pay for the travel expenses, meals, lodging and entertainment of Financial Intermediaries and their Sales Representatives and guests in connection with education, sales and promotional programs, subject to applicable state laws and NASD rules.

As of December 31, 2004, HESCO has entered into arrangements to make Additional Payments to a number of Financial
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18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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Intermediaries. The major agreements are with the following nonaffiliated
Financial Intermediaries: A. G. Edwards & Sons, Inc., Affiliated Financial Partners, Associated Securities, Benefit Concepts, Inc., Best Practices of America, BISYS Group, Inc., Cadaret Grant & Co., Centaurus Financial, Inc., Citigroup Global Markets, Inc., Commonwealth Financial Network, Edward D. Jones
& Co., L.P., ELAR Partners, LLC, Financial Analysts, Inc., Financial Network Investment Company, First Market Corp., FSC Securities Corporation, HD Vest Investment Services, Investacorp, Inc., JJS Marketing, Jonathan Hind Financial Group, LPL Financial Services, Merrill Lynch Pierce Fenner & Smith, Morgan Stanley Dean Witter, Inc., National Planning Corp., NEXT Financial Group, Inc., New West Insurance Marketing, Oglivie Security Advisors Corp., Paradigm Equity Strategies, Piper Jaffray & Co., Potomac Group, Professional Investors Exchange, Prudential Securities, Raymond James & Associates, Royal Alliance, Securities America, Inc., Sentra Securities, Spelman & Co., Triad Advisors, Inc., Wachovia Securities, Windsor Insurance Group, and WM Financial Services, Inc. For the year ended December 31, 2004 Hartford, HESCO and their affiliate, Hartford Life
& Annuity Insurance Company, paid approximately $10,100,000 in total Additional Payments to these Financial Intermediaries.

In addition, for the year ended December 31, 2004, Hartford, HESCO and their affiliate, Hartford Life & Annuity Insurance Company, paid $11,600,000 in Additional Payments to an affiliated Financial Intermediary, Woodbury Financial Services, Inc. (an indirect wholly-owned subsidiary of Hartford).

All of the Additional Payments described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products. These Additional Payments may, in some cases, act as a financial incentive for a Financial Intermediary or your Selling Representative to recommend the purchase of one policy over another policy or to recommend this policy over other investment options. Please consult your Financial Intermediary or your Selling Representative for more information.

These Additional Payments, which may vary for different Financial
Intermediaries, will be made by HESCO, Hartford and its affiliates out of their assets and are not direct deductions from the policy values.

SPECIAL NOTE REGARDING COMPENSATION PAID FOR THE SALE OF THIS POLICY -- Your registered representative receives a different level of compensation depending on where you allocate your premium payments to: the Benefit Account or the Investment Account. Generally, after the first Policy Year, your registered representative will receive more compensation for premiums you allocate to the Investment Account.

GENERAL DESCRIPTION OF THE POLICY
--------------------------------------------------------------------------------

POLICY RIGHTS

POLICY OWNER, OR "YOU" -- As long as your Policy is in force, you may exercise all rights under the Policy while the insured is alive and you have not named an irrevocable beneficiary.

BENEFICIARY -- You name the beneficiary in your application for the Policy. You may change the beneficiary (unless you make the beneficiary irrevocable) while the insured is alive by notifying us in writing. If no beneficiary is living when the insured dies, the death benefit will be paid to you, if living; otherwise, it will be paid to your estate.

ASSIGNMENT -- You may assign your Policy. You must notify us in writing, otherwise, no assignment will be effective against us. We are not responsible for the validity of any assignment.

STATEMENTS -- We will send you a statement at least once each year, showing:

- the current Account Value, Cash Surrender Value and Face Amount;

- the premiums paid, Monthly Deduction Amounts and any Policy loans since your last statement;

- the amount of any Policy loans;

- any notifications required by the provisions of your Policy; and

- and any other information required by the Insurance Department of the state where your Policy was delivered.

RIGHT TO EXAMINE A POLICY -- You have a limited right to cancel your Policy. You may deliver or mail the Policy to us or to the agent from whom it was purchased any time during your "free look" period. Your "free look" period begins on the day you get your Policy and ends ten days later. Some states give you a longer period to cancel. In such event, the Policy will be rescinded and we will pay an amount equal to the greater of:

- The total Premium Payments minus any Policy loan amount not yet repaid, or

- The Account Value minus any Policy loan amount outstanding on the date the Policy is received by us or the agent from whom it was purchased and, minus any deductions under the Policy or charges associated with the Separate Account.

If your Policy is replacing another Policy, your "free look" period and the amount paid to you upon the return of your Policy if you cancel the Policy may vary according to the laws of the state where you purchased the Policy.
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POLICY LIMITATIONS

TRANSFERS BETWEEN ACCOUNTS

You may allocate Premium Payments or transfer Account Values among all the Investment Choices currently offered. However, at any one time, you may only allocate to or transfer among up to a total of twenty Investment Choices, subject to the limitations described below.

Transfers out of the Benefit Account may effect the Policy Protect Benefit and will reduce your Face Amount, please make sure you understand how these transfers may effect your Policy Protect Benefit.

SUB-ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS

TRANSFERS OF ACCOUNT VALUE IN THE SUB-ACCOUNTS -- If you allocate Premium Payments or transfer Account Value to the Investment Account, you may transfer amounts among the Fixed Account and the Sub-Accounts. You may request transfers in writing or by calling us at 1-800-231-5453. Transfers by telephone may also be made by your agent of record or by your attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states.

We will not be responsible for losses that result from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedures we follow for transactions initiated by telephone include requiring callers to provide certain identifying information. All transfer instructions communicated to us by telephone are tape recorded.

You may make transfers between the Sub-Accounts offered in this policy according to our policies and procedures and subject to any applicable charges.

WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account Transfer is a transaction requested by you that involves reallocating part or all of your Policy Value among the underlying Sub-Accounts available in your policy.

WHAT HAPPENS WHEN I REQUEST A SUB-ACCOUNT TRANSFER?

When you request a Sub-Account Transfer, Hartford sells shares of the underlying Fund that makes up the Sub-Account you are transferring from and buys shares of the underlying Fund that makes up the Sub-Account you want to transfer into.

Each day, many Policy Owners request Sub-Account transfers. Some request transfers into a particular Sub-Account, and others request transfers out of a particular Sub-Account. In addition, each day some Policy Owners allocate new premium payments to Sub-Accounts, and others request surrenders. Further, when there is a pending death claim on a policy, all money invested in any of the Sub-Accounts is transferred to the Hartford Money Market HLS Fund Sub-Account. Hartford combines all the Policy Owner requests to transfer out of a Sub-Account along with all transfers from that Sub-Account as a result of a surrender or pending death claim and determines how many shares of that Sub-Account's underlying Fund Hartford would need to sell to satisfy all Policy Owners' "transfer-out" requests. At the same time, Hartford also combines all the requests to transfer into a particular Sub-Account or new Premium Payments allocated to that Sub-Account and determines how many shares of that Sub-Account's underlying Fund Hartford would need to buy to satisfy all Policy Owners' "transfer-in" requests.

In addition, many of the underlying Funds that are available as investment options in Hartford's variable life insurance policies are also available as investment options in variable annuity contracts ("Contracts"), retirement plans, group funding agreements and other products offered by Hartford. Each day, investors and participants in these other products engage in transactions similar to the Sub-Account transfers described for variable life Policy Owners.

Hartford takes advantage of its size and available technology to combine the sales of a particular underlying Fund for all the variable annuities, variable life insurance policies, retirement plans, group funding agreements or other products offered by Hartford. We also combine all the purchases of that particular underlying Fund for all the products we offer. We then "net" those trades. This means that we sometimes reallocate shares of an underlying Fund within the accounts at Hartford rather than buy new shares or sell shares of the underlying Fund.

For example, if we combine all transfer-out requests and Surrenders of the Hartford Stock HLS Fund Sub-Account with all other sales of that underlying Fund from all the other products available at Hartford, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Policy Owners and the owners of other products offered by Hartford, want to purchase or transfer-in an amount equal to $300,000 of that Fund, then Hartford would send a sell order to the underlying Fund for $700,000, which is a $1 million sell order minus the purchase order of $300,000.

ARE THERE ANY CHARGES FOR TRANSFERS AMONG SUB-ACCOUNTS?

Under the Policy, we have the right to assess an Administrative Transfer Fee of up to $25 per transfer after the first transfer you make in any month. We are currently not assessing Administrative Transfer Fees. In addition, if you transfer value from the Investment Account to the Benefit Account you may be subject to an Investment Account Transfer Charge (see Fixed Account and Benefit Account Transfer Restrictions for more information).

WHAT RESTRICTIONS ARE THERE ON MY ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

You should be aware that there are several important restrictions on your ability to make a Sub-Account transfer.

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER EACH DAY. Hartford limits each Policy Owner to one Sub-Account Transfer
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each day. Hartford counts all Sub-Account transfer activity that occurs on any one day as one Sub-Account transfer, except you cannot transfer the same Policy Value more than once in a day.

For example, if the only transfer you make on a day is a transfer of $10,000 from the Hartford Money Market HLS Fund Sub-Account into another Sub-Account, it would count as one Sub-Account transfer. If, however, on a single day you transfer $10,000 out of the Hartford Money Market HLS Fund Sub-Account into five other Sub-Accounts (dividing the $10,000 among the five other Sub-Accounts however you chose), that day's transfer activity would count as one Sub-Account transfer. Likewise, if on a single day you transferred $10,000 out of the Hartford Money Market HLS Fund Sub-Account into five other Sub-Accounts (dividing the $10,000 among the other Sub-Accounts however you choose), that day's transfer activity would count as one Sub-Account transfer. Conversely, if you have $10,000 in Policy Value distributed among five different Sub-Accounts and you request to transfer the Policy Value in all those Sub-Accounts into one Sub-Account, that would also count as one Sub-Account transfer.

However, you cannot transfer the same Policy Value more than once in one day. That means if you have $10,000 in the Hartford Money Market HLS Fund Sub-Account and you transfer all $10,000 into the Hartford Stock HLS Fund Sub-Account, on that same day you could not then transfer the $10,000 out of the Hartford Stock HLS Fund Sub-Account into another Sub-Account.

SECOND, HARTFORD HAS IMPLEMENTED POLICIES DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT TRANSFERS. You should not purchase this policy if you want to make frequent Sub-Account transfers for any reason. In particular, Hartford does not want you to purchase this policy if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same underlying Fund, or engaging in frequent Sub-Account transfers in order to exploit inefficiencies in the pricing of the underlying Fund.

Hartford attempts to curb frequent transfers in the following ways:

X  20 Transfer Rule

X  Abusive Trading Policy and

X  Third Party Transfer Service Agreements.

THE 20 TRANSFER RULE -- Hartford employs the "20 Transfer Rule" to help curb frequent Sub-Account transfers. Under this policy, you are allowed to submit a total of 20 Sub-Account transfer requests each policy year for each policy by any of the following methods: U.S. Mail, fax or telephone. Once these 20 Sub-Account transfers have been requested, you may submit any additional Sub-Account transfer requests only in writing by U.S. Mail or overnight delivery service. Transfer requests that are made by telephone, fax or sent by same day mail or courier service will not be accepted. If you want to cancel a written Sub-Account transfer, you must also cancel it in writing by U.S. Mail or overnight delivery service. We will process the cancellation request as of the day we receive it in good order.

We actively monitor Policy Owner's compliance with this policy. After your 20th transfer request, we will not allow you to do another Sub-Account transfer by telephone or fax. You will be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

Each Policy Anniversary, you are allowed 20 new Sub-Account transfers by any means.

We may make changes to this policy at any time.

ABUSIVE TRANSFER POLICY -- Regardless of the number of Sub-Account transfers you have done under the 20 Transfer Rule, you still may have your Sub-Account transfer privileges restricted if you violate the Abusive Transfer Policy, which is designed to respond to market timing activity observed by the underlying Funds.

Under the Abusive Transfer Policy, Hartford relies on the underlying Funds to identify a pattern or frequency of Sub-Account transfers that the underlying Fund wants Hartford to investigate. Most often, the underlying Fund will identify a particular day where it experienced a higher percentage of shares bought followed closely by a day where it experienced the almost identical percentage of shares sold. Once an underlying Fund contacts us, Hartford runs a report that identifies all Policy Owners who transferred in or out of that underlying Fund's Sub-Account on the day or days identified by the underlying Fund. We then review the policies on that list to determine whether transfer activity of each identified policy violates our written Abusive Transfer Policy. We do not reveal the precise details of this policy to make it more difficult for abusive traders to adjust their behavior to escape detection under this procedure. We can tell you that we consider some or all of the following factors in our review:

- The dollar amount of the transfer;

- The total assets of the Funds involved in the transfer;

- The number of transfers completed in the current calendar quarter; or

- Whether the transfer is part of a pattern of transfers designed to take advantage of short term market fluctuations or market inefficiencies.

In addition we review large trades and apply our then current written Abusive Transfer procedures. We don't reveal exactly what these procedures are because the individuals or entities which frequently transfer may just adjust their behavior to defeat this procedure. We will tell you though, that we consider some or all of the following factors in our review:

- The dollar amount of the transfer;

- The total assets of the Funds involved in the transfer;

- The number of transfers completed in the current calendar quarter; or
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- Whether the transfer is part of a pattern of transfers designed to take advantage of short term market fluctuations or market inefficiencies.

If you meet the criteria established in our Abusive Transfer procedures, we will terminate your Sub-Account transfer privileges until your next Policy Anniversary, at which point your transfer privileges will be reinstated. Since we combine all the purchases of a particular underlying Fund for all the products through net trades, the underlying Fund is unable to identify transfers of any specific Policy Owner. As a result, there is the risk that the underlying Fund may not be able to identify abusive traders.

THIRD PARTY TRANSFER SERVICE AGREEMENTS -- If your initial Premium Payment is $1 million or more, or if you are acting on behalf of multiple Policy Owners with aggregate Policy Values of $2 million or more, you may be required to sign a separate agreement with Hartford that includes additional restrictions on your ability to request Sub-Account transfers. Hartford is not currently requiring Policy Owners or others to sign these agreements. However, if Hartford believes that these agreements may help curb frequent transfers, or for any other reason, Hartford may, without notice, begin requiring these agreements again.

ARE THERE ANY EXCEPTIONS TO THESE POLICIES?

NO INDIVIDUAL EXCEPTIONS. Except for the exceptions listed below, Hartford does not make any exceptions to its policies restricting frequent trading. This means that if you request to be excused from any of the policies and to be permitted to engage in a Sub-Account transfer that would violate any of these policies, Hartford will refuse your request.

SOME ESTABLISHED EXCEPTIONS. You should be aware, however, that the 20 Trade Rule and the Abusive Trading Policy do not apply to all Variable Annuity Contract Owners and Policy Owners and do not apply in all circumstances, which we describe here:

- The 20 Trade Rule and the Abusive Trading Policy do not apply to a number of Contract Owners who were part of a group that sued Hartford in the 1990's for a variety of issues, including Hartford's attempt to limit their Sub-Account transfers. As a result of the settlement of this litigation, these Contract Owners have different Sub-Account transfer restrictions. With respect to these Contract Owners, we currently only have the ability to restrict transfers into certain underlying Funds and to limit the total Contract Value invested in any one underlying Fund. As of December 31, 2004, the total Contract Value for this group of Contracts was approximately $115 million.

- The 20 Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of an established asset allocation program or asset rebalancing program that rebalances a Contract Owner or Policy Owner's holdings on a periodic, pre-established basis according to the prior written instructions of the Contract Owner or Policy Owner or as part of a dollar cost averaging program, including the DCA Plus program. That means that transfers that occur under these programs are not counted toward the 20 transfers allowed under the 20 Transfer Rule. We don't apply the 20 Transfer Rule to programs, like asset rebalancing, asset allocation and dollar-cost averaging programs, that allow Sub-Account transfers on a regularly scheduled basis because the underlying Funds expect these transfers and they usually do not represent the type of Sub-Account Transfers that the underlying Funds find problematic.

Other than these exceptions, the only other exception to the 20 Transfer Rule impose more restrictive limitations than the 20 Transfer Rule.

POSSIBILITY OF UNDETECTED FREQUENT TRADING IN THE UNDERLYING FUNDS. In addition to the exceptions we have just described, you should also be aware that there may be frequent trading in the underlying Funds that Hartford is not able to detect and prevent, which we describe here:

- There is also a variable annuity that we offer that has no contingent deferred sales charge. We are aware that frequent traders have used this annuity in the past to engage in frequent Sub-Account transfers that does not violate the precise terms of the 20 Transfer Rule. We believe that we have addressed this practice by closing all the international and global funds available in the annuity. However, we cannot always tell if there is frequent trading in this product.

- These policies apply only to individuals and entities that own this policy and any subsequent or more recent versions of this policy. However, the underlying Funds that make up the Sub-Accounts of this policy are available for use with many different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all. Many of the group variable annuities or group funding agreements are offered to retirement plans, and Plan Sponsors administer their plan according to Plan documents. If these retirement plan documents have no restrictions on Sub-Account transfers, then Hartford cannot apply the 20 Trade Rule and may not be able to apply any other restriction on transfers. Hartford has been working with plan sponsors and plan administrators to ensure that any frequent transfer activity is identified and deterred. Hartford has had only limited success in this area. Frequent transfers by individuals or entities that occur in other investment or retirement products provided by Hartford could have the same abusive affect as frequent Sub-Account transfers done by Policy Owners of this policy.

HOW AM I AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

Frequent Sub-Account transfers often result in frequent purchases and redemptions of shares of the underlying Fund. Frequent purchases and redemptions of the shares of the underlying Funds may increase your costs under this policy and may also lower your policy's overall performance. Your costs may

22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
increase because the underlying Fund will pass on any increase in fees related to the frequent purchase and redemption of the underlying Fund's stocks. There would also be administrative costs associated with these transactions.
Frequent transfers may also cause an underlying Fund to hold more cash than the underlying Fund would like to hold. A large cash position means that the underlying Fund will not be fully invested and may miss a rise in value of the securities that the Fund would have purchased. If the underlying Fund chooses not to hold a larger cash position, then it may have to sell securities that it would have otherwise like to have kept, in order to meet its redemption obligations. Both of these measures could result in lower performance of the underlying Fund, which in turn would result in lower overall performance of your Policy.

Because frequent transfers may raise the costs associated with this policy and lower performance, the effect may be a lower Death Benefit paid to your Beneficiary or lower annuity payouts for your Payee.

WHAT IF A PROSPECTUS FOR THE UNDERLYING FUNDS HAS DIFFERENT POLICIES AND PROCEDURES REGARDING FREQUENT TRADING?

We print the prospectus for the Policies together with the prospectuses for the underlying Funds. While the prospectuses for the underlying Funds may describe policies and procedures regarding frequent trading that may be different from those described in the Policy prospectus, the policies and procedures described in the Policy prospectus control how we administer Sub-Account transfers.

We will continue to monitor transfer activity and Hartford may modify these restrictions at any time.

FIXED ACCOUNT AND BENEFIT ACCOUNT TRANSFERS AND TRANSFER RESTRICTIONS

TRANSFERS TO THE BENEFIT ACCOUNT

Anytime after the first Policy Year, You may request to transfer amounts to the Benefit Account from Your Investment Account. Amounts so transferred may be subject to a Transfer Charge. In addition, amounts transfers may be subject to:
(1) the Investment Account Transfer Charge; and (2) a percentage of premium charge.

Only one such transfer per calendar month may be made.

MAXIMUM INVESTMENT ACCOUNT TRANSFER CHARGE

Each premium payment allocated to the Investment Account has its own Investment Account Transfer Charge schedule shown below. The Transfer Charge is calculated based on a percentage of each premium payment allocated to the Investment Account prior to any Deductions from Premium Payments. The amount assessed a charge will not exceed your premium payments allocated to the Investment Account. Only premium payments held for less than five years will be subject to a charge.

                  INVESTMENT ACCOUNT TRANSFER CHARGE SCHEDULE

PERCENTAGE USED TO CALCULATE THE TRANSFER CHARGE:

NUMBER OF POLICY ANNIVERSARIES  ON AMOUNTS TRANSFERRED FROM
 SINCE THE PREMIUM ALLOCATION     THE INVESTMENT ACCOUNT
  TO THE INVESTMENT ACCOUNT       TO THE BENEFIT ACCOUNT
-----------------------------------------------------------
             0                              3%
-----------------------------------------------------------
             1                              3%
-----------------------------------------------------------
             2                              3%
-----------------------------------------------------------
             3                              2%
-----------------------------------------------------------
             4                              1%
-----------------------------------------------------------
            5+                              0%
-----------------------------------------------------------

For purposes of calculating the Investment Account Transfer Charge, transfers from the Investment Account will occur in the following order:

(a) transfers made during the first five Policy Years will be taken first from premium payments and then from earnings;

(b) transfers made after the fifth Policy Year will be taken:

    (1) first, from premium payments held in the Policy for more than five years;

    (2) then, from earnings; and

    (3) then, from premium payments held in the Policy for five years or less.

TRANSFERS TO THE INVESTMENT ACCOUNT

Anytime after the first Policy Year, You may request to transfer amounts from the Benefit Account to the Investment Account. The minimum transfer allowed is $500. The maximum transfer allowed is Your Benefit Account value less
(a) Indebtedness attributable to the Benefit Account; and (b) Benefit Account Surrender Charges; and (c) $1,000. A Transfer Charge, not to exceed the Maximum Administrative Transfer Charge shown on Page 3B, if any, may be assessed on each such transfer. Only one such transfer per calendar month may be made.

After amounts transferred have been taken from the Benefit Account, the Face Amount will be reduced by the amount of the reduction in the Benefit Account as a result of the transfer.

RESTRICTIONS ON TRANSFERS FROM THE FIXED ACCOUNT TO THE SUB-ACCOUNTS

You are limited as to the timing and the amounts that can be transferred from the Fixed Account to the Sub-Accounts (other than those allowed under the Dollar Cost Averaging program). The limits are as follows:

(a) the transfer must occur during the 30 day period following each Policy Anniversary; and

(b) the maximum amount transferred in any Policy Year will be the greater of
    (a) $1,000; or (b) 25% of the accumulated value in the account on the date of transfer.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
--------------------------------------------------------------------------------

OTHER LIMITATIONS

DEFERRAL OF PAYMENTS -- We may defer payment of any Cash Surrender Values, withdrawals and loan amounts that do not come from any of the Sub-Accounts for up to six months from the date of the request. If we defer payment for more than 30 days, we will pay you interest. For policies issued in New York, if we defer payment for more than 10 days, we will pay you interest.

MODIFICATION OF POLICY -- The only way the Policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries, or Assistant Secretaries.

SUBSTITUTION OF FUNDS -- We reserve the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

CHANGE IN OPERATION OF THE SEPARATE ACCOUNT -- The operation of the Separate Account may be modified to the extent permitted by law, including deregistration under the securities laws.

SEPARATE ACCOUNT TAXES -- Currently, no charge is made to the Separate Account for federal, state and local taxes that may be allocable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/ or the Separate Account may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to the Separate Account may also be made.

HOW THE POLICY WORKS
--------------------------------------------------------------------------------

Before we talk about how your policy works, you should read through the definition section to understand some of the key words and how they are defined in this Prospectus.

ACCOUNT VALUE -- The total of all assets in the Investment Account, Benefit Account and the Loan Account.

FACE AMOUNT -- An amount we use to determine the death benefit. On the effective date of the Policy, the Face Amount is the initial Face Amount shown in your Policy. The Face Amount may be increased or decreased under the terms of the Policy.

LOAN ACCOUNT -- The account used to collateralize Indebtedness.

INDEBTEDNESS -- The sum of all Policy loans taken plus any interest due or accrued minus any loan repayments.

MONTHLY ACTIVITY DATE -- The day we compute the Monthly Deduction Amount. This occurs on your Policy Anniversary and the same date in each succeeding month as the Policy Anniversary. However, if the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed to be the next Valuation Day.

NET PREMIUM PAYMENT -- Your Premium Payment minus any premium tax and premium charges.

VALUATION DAY -- Any day the New York Stock Exchange is open for trading. Values of each Sub-Account are determined as of the close of business of the New York Stock Exchange, generally 4:00 p.m. eastern time.

VALUATION PERIOD -- The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

PURCHASING A POLICY

To purchase a Policy you must submit an application to us. Within limits, you may choose the initial Face Amount. Policies generally will be issued only on the life of an individual called the "Insured". The Insured must be age 85 and under and must supply evidence of insurability acceptable to us. Acceptance of the application is subject to our underwriting rules. We reserve the right to reject an application for any reason. The minimum initial Premium Payment is the amount required to keep the Policy in force for one month, but not less than $50.

Your Policy will be effective on the date we receive all outstanding delivery requirements and the initial Premium Payment. That date is the Policy Date. The Policy Date is the date used to determine all future cyclical transactions for the Policy, such as Monthly Activity Date and Policy Years.

You have the flexibility to determine when and in what amounts you make Premium Payments. Prior to Policy issue, you can choose a planned Premium Payment within a range we determine, based on the Face Amount and the Insured's sex (except where unisex rates apply), issue age and risk classification.

We will send you premium notices for planned Premium Payments. These notices may be sent on an annual, semi-annual or quarterly basis. You may also have Premium Payments automatically deducted monthly from your checking account. The planned Premium Payment and Premium Payment mode you select are shown on your Policy's specifications page. You may change the planned Premium Payment at any time, subject to our minimum payment rules then in effect.

After the first Premium Payment has been made, your subsequent Premium Payments are flexible. The actual amount and frequency of your Premium Payments will affect the Account Value and could affect the amount and duration of insurance provided by the Policy. Your Policy may lapse if the value of your Policy is not sufficient to cover the Monthly Deduction Amounts. If that happens, you may be required to make additional Premium Payments in order to prevent the Policy from terminating. For details see, "Lapse and Reinstatement."
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24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

You may make additional Premium Payments at any time prior to the Policy Anniversary following the Insured's 100th birthday, subject to the following limitations:

- The minimum premium that we will accept is $50 or the amount required to keep the Policy in force.

- We reserve the right to refund any excess premiums that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code.

- We reserve the right to require evidence of insurability for any Premium Payment that results in an increase in the death benefit greater than the amount of the Premium Payment.

DECREASES IN FACE AMOUNT -- At any time after the first Policy Year, you may request in writing to change the Face Amount. The minimum amount by which the Face Amount can be decreased is based on our rules then in effect. We reserve the right to limit the number of decreases made under a Policy to no more than one in any 12 month period.

A decrease in the Face Amount will be effective on the Monthly Activity Date following the date we receive your request in writing. The remaining Face Amount must not be less than that specified in our minimum rules then in effect.

ALLOCATION OF PREMIUM PAYMENTS

When you make a Premium Payment, we deduct any tax charges or premium charges. Then we allocate that amount or the "Net Premium Payment" to the Accounts according to your instructions. Your initial Net Premium Payment or any subsequent Net Premium Payments allocated to any of the Sub-Accounts of the Investment Account before the end of the Right to Examine Period, will instead be invested in the Hartford Money Market HLS Fund Sub-Account until the end of that period. At the end of the Right to Examine Period we will allocate the Account Value in the Hartford Money Market HLS Fund Sub-Account to the other Investment Choices according to your latest instructions.

You may change your Net Premium Payment allocation by notifying us in writing.

Each time you make a Premium Payment, the transaction confirmation sent to you will show how a Net Premium Payment has been allocated. Additionally, each quarterly statement summarizes the current Premium Payment allocation in effect for your Policy.

ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- When Net Premium Payments are credited to the Sub-Accounts, they are converted into Accumulation Units by dividing the amount of your Net Premium Payments by the Accumulation Unit Value for that day. The more Premium Payments you make to your Policy, the more Accumulation Units you will have. You decrease the number of Accumulation Units by transferring money out of the Sub-Accounts or settling a death benefit claim.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day. The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- The net asset value per share of the Fund held in the Sub-Account at the end of the current Valuation Period, including the per share amount of any dividend or capital gain distributions paid by that Fund during that Valuation Period, divided by

- The net asset value per share of the corresponding Fund at the end of the prior Valuation Period.

All valuations in connection with a Policy, such as determining Account Value, Policy Loans, or the calculation of death benefits will be made on the date the request or payment is received by us at the National Service Center, if it is received on a Valuation Day; otherwise they will be done on the next Valuation Day. Requests for Sub-Account transfers or premium payments received on any Valuation Day after the close of the NYSE, or on a non-Valuation Day, will be invested on the next Valuation Day.

ACCOUNT VALUE

Your Account Value is the sum of all your assets allocated to the Sub-Accounts, the Fixed Account, the Benefit Account and the Loan Account. Your Account Value changes on a daily basis and will be computed on each Valuation Day. Account Value varies to reflect the investment experience of the Sub-Accounts, the interest credited to the Fixed Account, the Benefit Account and the Loan Account, any Monthly Deduction Amount and any withdrawals taken and any Premium Payments made. Amounts allocated to the Sub-Accounts are credited to your Policy on the basis of the Sub-Account value next determined after our receipt of your Net Premium Payment, transfer request, or loan repayment. We will not value Sub-Account assets on days on which the New York Stock Exchange is closed for trading.

ACCOUNT VALUE

Your Account Value on the Policy Date equals the sum of the initial Net Premium allocated to the Benefit Account plus Your Investment Account value plus Your Loan Account value, if any, less the Monthly Deduction Amount for the first policy month.

On each Valuation Day, Your Account Value equals the sum of:

(a) Your accumulated value in the Benefit Account;

(b) Your Investment Account value; and

(c) Your Loan Account value if any.

ACCUMULATED VALUE IN THE BENEFIT ACCOUNT

Your Accumulated Value in the Benefit Account equals:

(a) the Net Premiums allocated to it; plus

(b) net amounts transferred to it from other Investment Choices or the Loan Account; plus

(c) interest credited to it; minus

(d) amounts transferred out of it to other Investment Choices or the Loan Account; minus

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   25
--------------------------------------------------------------------------------

(e) any charges taken as a result of a transfer from it; minus

(f)  any Monthly Deduction Amounts taken from it; minus

(g) any withdrawals taken from it.

INVESTMENT ACCOUNT VALUE

Your Investment Account value equals the accumulated value in the Sub-Accounts plus the accumulated value in the Fixed Account.

ACCUMULATED VALUE IN THE FIXED ACCOUNT

Your accumulated value in the Fixed Account equals:

(a) the Net Premiums allocated to it; plus

(b) amounts transferred to it from other Investment Choices or the Loan Account; plus

(c) interest credited to it; minus

(d) amounts transferred out of it to other Investment Choices or the Loan Account; minus

(e) any transfer charges taken from it; minus

(f)  any Monthly Deduction Amounts taken from it; minus

(g) any withdrawals taken from it; minus

(h) any applicable Surrender Charges taken from it.

ACCUMULATED VALUE IN THE SUB-ACCOUNTS

Your accumulated value in any Sub-Account equals:

(a) the number of Your Accumulation Units in that Sub-Account on the Valuation Day; multiplied by

(b) that Sub-Account's Accumulation Unit Value on the Valuation Day.

For purposes of calculating Sub-Account values, whenever the Monthly Activity Date falls on a date other than a Valuation Day, We will use the Sub-Account values as of the next Valuation Day.

The number of Accumulation Units in any Sub-Account is increased when:

(a) Net Premiums are allocated to it; or

(b) amounts are transferred to it from other Investment Choices or from the Loan Account.

The number of Accumulation Units in any Sub-Account is decreased when:

(a) amounts are transferred out of it to other Investment Choices or to the Loan Account; or

(b) any transfer charges are taken from it; or

(c) any Monthly Deduction Amounts are taken from it; or

(d) any withdrawals are taken from it; or

(e) any applicable Surrender Charges are taken from it.

CASH VALUE

Your Cash Value is equal to Your Account Value less any applicable Surrender Charges as shown on Page 3B.

CASH SURRENDER VALUE

Your Cash Surrender Value is equal to Your Cash Value less Indebtedness, if any.

BENEFIT ACCOUNT: Part of Hartford's General Account. You may allocate some or all of your Net Premium Payments to this account. The charges relating to your guarantees in this Policy are deducted from this account. Net Premium Payments that are designated to preserve the Policy Protection Amount are allocated to this account.

POLICY PROTECTION BENEFIT

GENERAL

The Policy Protection Benefit, if available, will prevent Your Policy from going into default on any Monthly Activity Date when Your Policy value is not sufficient to cover the total monthly deductions.

However, this benefit will not prevent Your Policy from going into default when the Indebtedness equals or exceeds the Cash Value. See the Termination Due To Excessive Indebtedness provision for more information.

WHEN THIS BENEFIT IS AVAILABLE

This benefit is available if, on any given Monthly Activity Date, the Policy Protection Test is met. If this benefit is not available, it can be made available at any time by making a premium payment or loan repayment, sufficient to meet the Policy Protection Test. However, if premiums received to restore the availability of this benefit would cause the policy to fail to meet the definition of life insurance (in accordance with the Internal Revenue Code) the excess premiums will be refunded and this benefit will not be available at that time.

HOW THE POLICY PROTECTION TEST IS MET

The Policy Protection Test is met if the accumulated value in the Policy Protection Account is equal to or greater than zero. If the test is not met, the benefit will not be available.

WHEN THIS BENEFIT GOES INTO EFFECT

This benefit will go into effect when Your Benefit Account value is not insufficient to cover the monthly deductions taken from the Benefit Account provided that the Policy Protection Test is met.

If this benefit goes into effect, any Monthly Deduction Amounts that could not be deducted from the Benefit Account will be waived.

POLICY PROTECTION ACCOUNT

The Policy Protection Account is a reference account used solely to determine whether or not the Policy Protection Test has been met. This Account is not used to determine the actual Account

26                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
Value, Cash Value, Cash Surrender Value or Death Benefit provided by the Policy. Premium payments, withdrawals, transfers and loan repayments applied to or deducted from the Benefit Account will result in a transaction of equal amount which is then allocated to the Policy Protection Account as described below. We calculate the value in the Policy Protection Account similar to the calculation of Benefit Account Value but we apply a different set of charges as set forth in Your Policy.

NOTIFICATION OF POLICY PROTECTION STATUS

We want to keep You informed on the status of the benefit. Therefore, at the end of each Policy Year, We will inform You of the following:

(a) whether or not the benefit is then available;

(b) if it is not available, the amount necessary to have the benefit available until the next Policy Anniversary; and

(c) if applicable, how long the benefit will be available assuming that You continue to make Planned Premium payments on time as scheduled.

REQUESTED CHANGES

Changes will be made to the Policy Protection Monthly Charge if:

(a) an Insured's risk class changes;

(b) the Face Amount increases or decreases;

(c) other riders are added to or removed from the Policy; or

(d) there are any increases or decreases to benefits provided by riders.

If any of the above changes occur, We will send You new Policy Specification Pages, or an endorsement, which will reflect changes to the Policy Protection rates and/or charges that were affected by the requested change.

DEATH BENEFITS
--------------------------------------------------------------------------------

Your Policy provides for the payment of the death benefit proceeds to the beneficiary that you name upon receipt of due proof of the death of the Insured. You must notify us in writing as soon as possible after the death of the Insured. The death benefit proceeds payable to the beneficiary equal the death benefit minus any Indebtedness and any due and unpaid Monthly Deduction Amount. Fluctuations in your Account Value may have an effect on your death benefit. If your Policy lapses, no death benefit will be paid.

The Death Benefit on the Policy Date is equal to the sum of the Initial Face Amount; Your Investment Account value, and the Loan Account value attributable to loans taken from the Investment Account.

Thereafter, the Death Benefit is equal to the greater of:

(a) the sum of the current Face Amount, Your Investment Account value, and the Loan Account value attributable to loans taken from the Investment Account; or

(b) the Minimum Death Benefit.

The Death Benefit may change in accordance with the Minimum Death Benefit, Increases and Decreases in Face Amount, Transfers and Withdrawals provisions, increases and decreases in the accumulated value in the Sub-Accounts, and any additional benefits provided by riders which may be attached to this Policy.

DEATH PROCEEDS

Upon receipt of Due Proof of Death of the Insured, We will pay the Death Proceeds to the Beneficiary. Death Proceeds equal the Death Benefit less all Indebtedness and any due and unpaid Monthly Deduction Amounts occurring during a Policy Grace Period.

Any Monthly Deduction Amounts taken after the date of the Insured's death and before We receive Due Proof of Death will be added to Your Account Value for purposes of determining Your Death Proceeds. All amounts used in determining the Death Proceeds are calculated as of the date We receive Due Proof of Death.

If the Insured dies after We receive a request In Writing from You to surrender the Policy, the Cash Surrender Value will be paid in lieu of the Death Proceeds.

MINIMUM DEATH BENEFIT -- The Policy must satisfy a death benefit compliance test to qualify as life insurance under section 7702 of the Internal Revenue Code. The test effectively requires that the death benefit always be equal to or greater than the Account Value multiplied by a certain percentage. Your Policy has a minimum death benefit. We will automatically increase the death benefit so that it will never be less than the Account Value multiplied by the minimum death benefit percentage for the then current year. This percentage varies according to the Policy year and insured's issue age, sex (where unisex rates are not used) and insurance class. This percentage will never be less than 100% or greater than 1400%. The specified percentage applicable to you is listed on the specifications page of your Policy.

EXAMPLES OF MINIMUM DEATH BENEFIT

                                      A          B
----------------------------------------------------------
 Face Amount                       $50,000    $50,000
----------------------------------------------------------
 Account Value                      23,000     17,000
----------------------------------------------------------
 Specified Percentage                 250%       250%
----------------------------------------------------------
 Death Benefit Option                Level      Level
----------------------------------------------------------

In Example A, the death benefit equals $57,500, i.e., the greater of $50,000 (the Face Amount) or $57,500 (the Account Value at the date of death of $23,000, multiplied by the specified percentage of 250%). This amount, less any outstanding Indebtedness, constitutes the death proceeds payable to the beneficiary.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   27
--------------------------------------------------------------------------------

In Example B, the death benefit is $50,000, i.e., the greater of $50,000 (the Face Amount) or $42,500 (the Account Value of $17,000, multiplied by the specified percentage of 250%).

RIDERS

You may add additional benefits to your Policy by electing one or more of the riders described below. Each rider involves additional costs that depend on the age, sex, and risk class of the insured, and the level of benefit provided by the rider. Each rider is subject to the restrictions and limitations described in the rider.

ESTATE TAX REPEAL BENEFIT RIDER -- In the news media you may have read that the federal Estate Tax law will expire in 2011 if Congress takes no action before then. Although it seems unlikely that Congress would allow the federal Estate Tax law to expire, if this were to happen it might affect your estate planning and you may no longer want this Policy. This Rider allows you to terminate your Policy and receive the Account Value without any deduction for Surrender Charges if there is no federal Estate Tax law in effect in 2011. We must receive your Surrender request during the month of January 2011. The amount you receive under this Rider is reduced by any outstanding Indebtedness. There is no additional charge for this Rider.

WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER -- If you become disabled, you may have a difficult time paying your life insurance premiums to keep your Policy inforce. Under this Rider, if the Insured becomes totally disabled, we will credit the Policy with the amount shown in the specifications page of your Policy, for as long as the Insured remains totally disabled. This will help keep your Policy inforce if you fall behind on your Premium Payments. You choose the level of coverage when you select the Rider. The charge for this Rider will continue to be deducted during total disability until the Rider terminates. You may elect this rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this rider to you.

ACCIDENTAL DEATH BENEFIT RIDER -- You may want additional life insurance coverage in case you die by accident. Under this Rider we will pay a specified amount shown on the specifications page of your Policy when the insured dies. You choose the level of coverage when you select the rider.

WAIVER OF THE MONTHLY DEDUCTION AMOUNT RIDER -- The costs of your Policy are deducted each month through the Monthly Deduction Amount. If you become disabled and fall behind on your Premium Payments, the continued deduction of the Monthly Deduction Amounts could put your Policy at risk to lapse and terminate. Under the Waiver of the Monthly Deduction Amount Rider, while the Insured is totally disabled, we will waive the Monthly Deduction Amount. This will help keep your Policy inforce if you fall behind on your Premium Payments. The charge for this Rider will continue to be deducted during total disability until the Rider terminates. You may elect this rider when you purchase your Policy or on any Policy Anniversary. Hartford may require proof of insurability before we issue this rider to you.

COST OF LIVING ADJUSTMENT RIDER -- You may want your life insurance coverage to keep pace with inflation. Under this Rider, we will increase your Face Amount without evidence of insurability on every second anniversary of the Rider. The Face Amount increases are based on increases in the consumer price index, subject to certain limitations. If you do not accept an increase, this Rider is terminated and no future increases will occur. There is no charge for this Rider.

POLICY CONTINUATION RIDER -- This rider gives you the option to continue your Policy at a reduced death benefit with no further Monthly Deduction Amounts in the event your Policy is in danger of lapsing or terminating due to excessive outstanding Policy Loans. You may elect the benefit under limited circumstances as described in the Rider and subject to the terms and limitations described in the Rider. At the time you elect the Rider, a transaction charge will be deducted from your Account Value. The maximum transaction charge is 7% of the Account Value.

CHILD RIDER -- This rider provides $5,000 or $10,000 of term life insurance coverage on the eligible children of the Insured under the policy. We will pay the term life insurance death benefit amount you elect under this rider upon receipt of due proof of death of an insured child. The rider covers all of the Insured's children who are 16 days to 14 years at rider issue. Children born or adopted after issue may be added upon attaining age 16 days. Children over 14 years may not be added. Coverage under this rider terminates for a child when they reach age 25 or when the Insured reaches age 65, if earlier.

ACCELERATED BENEFIT RIDER -- In the event an insured's life expectancy is 12 months or less, we will pay a lump sum accelerated death benefit at your request subject to certain limitations and proof of eligibility. The benefit percentage is set at issue. The maximum charge for this rider is $300.

COST OF LIVING RIDER --

These riders may not be available in all states.

SETTLEMENT OPTIONS

Proceeds from your Policy may be paid in a lump sum or may be applied to one of our three settlement options. The minimum amount that may be applied under a settlement option is $5,000 unless we agree otherwise. Once you select a settlement option, it is irrevocable and you may not change the settlement option for a lump sum. The following payment options are available to you or your beneficiary. If a payment option is not selected, proceeds will be paid in a lump sum. Your beneficiary may choose a settlement option instead of taking the Death Benefit amount in a lump sum.

FIRST OPTION -- INTEREST INCOME

We pay interest on the amount you have applied to this option. The interest we pay will be determined by us in our sole discretion, although we will not pay you less than the minimum amount required by your state. You may request these payments to be made monthly, quarterly, semi-annually or annually. If you elect

28                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
this option you may request the principal amount of the Death Benefit at any time.

SECOND OPTION -- INCOME OF FIXED AMOUNT

We pay equal payments (chosen by the beneficiary) of the total amount applied to this option along with interest equal to at least the minimum required by your state until that total amount is exhausted. You may request these payments to be made monthly, quarterly, semi-annually or annually. The final payment will be for the remaining balance.

THIRD OPTION -- PAYMENTS FOR A FIXED PERIOD

We make monthly payments for the number of years selected, which may be from one to 30 years. This option provides for guaranteed dollar amounts of monthly payments for each $1,000 applied under this settlement option.

Other arrangements for income payments may be added or otherwise agreed upon.

BENEFITS WHEN INSURED REACHES AGE 100

On the Policy Anniversary after the Insured reaches age 100 the following will occur:

- All optional benefits will terminate;

- We will stop assessing all monthly policy charges;

- Any indebtedness will continue to accrue interest;
- You may not make any additional premium payments;

- You may make loan repayments;

- You may not make any withdrawals from the Benefit Account;

- You may not make any new loans;

- The Policy may terminate due to excessive indebtedness

MAKING WITHDRAWALS FROM YOUR POLICY
--------------------------------------------------------------------------------

SURRENDER -- Provided your Policy has a Cash Surrender Value, you may surrender your Policy to us. We will pay you the Cash Surrender Value. Our liability under the Policy will cease as of the date of your request for surrender, or the date you request to have your Policy surrendered, if later.

A Policy's Cash Value is equal to the Account Value less any applicable surrender charges.

A Policy's Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any indebtedness.

WITHDRAWALS -- One withdrawal is allowed per calendar month. You may request a withdrawal in writing. The minimum withdrawal allowed is $500. The maximum withdrawal is the Cash Surrender Value, minus $1,000. Your Death Benefit, Account Value and Cash Value under the Policy will be reduced as a result of the withdrawal. Unless specified, the withdrawal will be deducted on a pro rata basis from the Fixed Account and the Sub-Accounts. You may be assessed a charge of up to $10 for each withdrawal.

WITHDRAWALS FROM THE INVESTMENT ACCOUNT

The maximum withdrawal amount allowed from the Investment Account is Your Investment Account value. Only one withdrawal per calendar month may be made. Amounts withdrawn from the Investment Account may be subject to the Investment Account Surrender Charges shown below.

                  MAXIMUM INVESTMENT ACCOUNT SURRENDER CHARGES

PERCENTAGE USED TO CALCULATE THE SURRENDER CHARGE:

NUMBER OF POLICY ANNIVERSARIES   ON AMOUNTS WITHDRAWN OR
 SINCE THE PREMIUM ALLOCATION     SURRENDERED FROM THE
  TO THE INVESTMENT ACCOUNT        INVESTMENT ACCOUNT
---------------------------------------------------------
             0                             7%
---------------------------------------------------------
             1                             7%
---------------------------------------------------------
             2                             7%
---------------------------------------------------------
             3                             6%
---------------------------------------------------------
             4                             5%
---------------------------------------------------------
             5                             4%
---------------------------------------------------------
             6                             3%
---------------------------------------------------------
            7+                             0%
---------------------------------------------------------

LOANS

AVAILABILITY OF LOANS -- At any time while the Policy is in force, you may borrow against the Policy by assigning it as sole security to us. Any new loan taken together with any existing Indebtedness may not exceed the Cash Surrender Value on the date we grant a loan. The minimum loan amount that we will allow is $500.

When you take a loan, an amount equal to the loan is transferred to the Loan Account as collateral.

Unless you specify otherwise, all loan amounts will be transferred on a pro rata basis from the Fixed Account and each of the Sub-Accounts to the Loan Account.

If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the Policy will then go into default. See "Lapse and Reinstatement."

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   29
--------------------------------------------------------------------------------

PREFERRED INDEBTEDNESS -- If, at any time after the tenth (10th) Policy Anniversary, your Account Value exceeds the total of all premiums paid since issue, a portion of your Indebtedness may qualify as preferred. Preferred Indebtedness is charged a lower interest rate than non-preferred Indebtedness, if any. The maximum amount of preferred Indebtedness is the amount by which the Account Value exceeds the total premiums paid and is determined on each Monthly Activity Date.

LOAN REPAYMENTS -- You can repay all or any part of a loan at any time while your Policy is in force and the insured is alive. The amount of your Policy loan repayment will be deducted from the Loan Account. You must instruct us as to which Indebtedness the repayment should be applied to -- Indebtedness attributable to the Benefit Account or Indebtedness attributable to the Investment Account:

     1. For loan repayments to the Investment Account:
        An amount equal to the loan repayment attributable to the Investment Account will be transferred from the Loan account and will be allocated to the Investment Account in the same manner as premiums are allocated to that Account.

     2. For loan repayments to the Benefit Account:
        An amount equal to the loan repayment attributable to the Benefit Account will be transferred from the Loan Account and will be allocated to the Benefit Account in the same manner as premiums are allocated to that Account.

In the absence of any such instructions, the repayment will be applied to any outstanding Indebtedness attributable to the Benefit Account to the extent possible, with any remaining amount applied to any outstanding Indebtedness attributable to the Investment Account.

Unless otherwise instructed, all payments received by us will be treated as Premium Payments under your Policy. You must indicate in writing if a payment is intended to be a loan repayment.

EFFECT OF LOANS ON ACCOUNT VALUE -- A loan, whether or not repaid, will have a permanent effect on your Account Value. This effect occurs because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account and the Benefit Account will usually be different than the rate credited to the Loan Account. The longer a loan is outstanding, the greater the effect on your Account Value is likely to be. Such effect could be favorable or unfavorable. If the Fixed Account, the Sub-Accounts and the Benefit Account earn more than the annual interest rate for funds held in the Loan Account, your Account Value will not increase as rapidly as it would have had no loan been made. If the Fixed Account, the Sub-Accounts and the Benefit Account earn less than the Loan Account, then your Account Value will be greater than it would have been had no loan been made. Additionally, if not repaid, the aggregate amount of the outstanding Indebtedness will reduce the death proceeds and the Cash Surrender Value otherwise payable.

CREDITED INTEREST -- Any amounts in the Loan Account will be credited with interest at an annual rate of 3.0%.

INTEREST CHARGED ON INDEBTEDNESS -- Interest will accrue daily on the Indebtedness at the Policy loan rate. Because the interest charged on Indebtedness may exceed the rate credited to the Loan Account, the Indebtedness may grow faster than the Loan Account. If this happens, additional collateral will be transferred to the Loan Account. The additional collateral equals the difference between the Indebtedness and the value of the Loan Account. The additional collateral, if any, will be transferred on each Monthly Activity Date from the Fixed Account and the Sub-Accounts to the Loan Account on a pro rata basis.

POLICY LOAN RATES -- The table below shows the maximum interest rates we will charge on your Indebtedness.

                          PORTION OF      INTEREST RATE
 DURING POLICY YEARS     INDEBTEDNESS        CHARGED
---------------------------------------------------------
        1-10                 All                5%
---------------------------------------------------------
    11 and later          Preferred           3.25%
                        Non-Preferred         4.25%
---------------------------------------------------------

We will pay death proceeds, Cash Surrender Values, partial withdrawals, and loan amounts from the Sub-Accounts within seven days after we receive all the information needed to process the payment, unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Commission or the Commission declares that an emergency exists.

LAPSE AND REINSTATEMENT
--------------------------------------------------------------------------------

LAPSE AND GRACE PERIOD -- Your Policy will go into default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount and the Policy Protection Benefit is not available.

If the Policy goes into default, we will send you a lapse notice to warn you that the Policy is in danger of terminating. This notice will be mailed at least 30 days before your coverage is to terminate. It will be mailed both to you and to any assignee of record. This lapse notice will tell you the minimum Premium Payment required to keep the Policy from terminating. This minimum Premium Payment will never be greater than an amount which results in a Cash Surrender Value equal to the current Monthly Deduction Amount plus the next two Monthly Deduction Amounts as of the date your Policy goes into default.

We will keep your Policy inforce for the 61-day period following the date your Policy goes into default. We call that period the "Grace Period." However, if we have not received the required Premium Payment specified in your lapse notice by the end of the Grace Period, the Policy will terminate. If the insured dies during the Grace Period, we will pay a death benefit.

30                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

REINSTATEMENT -- If the Insured is still alive, the Policy may be reinstated prior to the date the Insured reaches age 100, unless the Policy has been surrendered for cash, and provided that:

- You request reinstatement in writing within three years after termination;

- You submit satisfactory evidence of insurability to us;

- any Indebtedness existing at the time the Policy was terminated is repaid or carried over to the reinstated Policy; and

- You pay a premium sufficient to cover (a) all Monthly Deduction Amounts that are due and unpaid during the Grace Period and (b) the sum of Monthly Deduction Amounts for the next three months after the date the Policy is reinstated.

Your Benefit Account value on the reinstatement date will equal:

- Your Benefit Account value at the time of Policy termination; plus

- Net Premiums attributable to the Benefit Account for premiums paid at the time of reinstatement; minus

- The Monthly Deduction Amounts that were due and unpaid during the Policy Grace Period.

Your Investment Account value on the reinstatement date will equal any Net Premiums attributable to the Investment Account for premiums paid at the time of reinstatement;

Your Loan Account value on the reinstatement date will equal any Indebtedness carried over to the reinstated Policy;

The Policy Protection Account will equal:

- The accumulated value of the Policy Protection Account at the time of Policy termination; plus

- Policy Protection Net Premiums paid at the time of reinstatement; minus

- The Policy Protection Monthly charges that would have been deducted from the Policy Protection Account during the Policy Grace Period

- the Surrender Charge at the time of Policy reinstatement. The Surrender Charge is based on the duration from the original Policy date.

OTHER BENEFITS

DOLLAR COST AVERAGING PROGRAM -- You may elect to allocate your Net Premiums among the Sub-Accounts and the Fixed Account pursuant to the Dollar Cost Averaging (DCA) program. The DCA program allows you to regularly transfer an amount you select from the Fixed Account or any Sub-Account into a different Sub-Account. Amounts will be transferred monthly to the other investment choices in accordance with your premium allocation instructions. The dollar amount will be allocated to the investment choices that you specify, in the proportions that you specify. If, on any transfer date, your Account Value allocated to the Dollar Cost Averaging program is less than the amount you have elected to transfer, your DCA program will terminate.

You may cancel your DCA election by notice in writing or by calling us at 1-800-231-5453. We reserve the right to change or discontinue the DCA program.

The main objective of a DCA program is to minimize the impact of short-term price fluctuations. The DCA program allows you to take advantage of market fluctuations. Since the same dollar amount is transferred to your selected investment choices at set intervals, the DCA program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, a lower average cost per accumulation unit may be achieved over the long term. However, it is important to understand that the DCA program does not assure a profit or protect against investment loss.

ASSET ALLOCATION PROGRAM -- Asset Allocation is a program that allows you to choose an allocation for your Sub-Accounts to help you reach your investment goals. The Policy offers model allocations with pre-selected Sub-Accounts and percentages that have been established for each type of investor ranging from conservative to aggressive. Over time, Sub-Account performance may cause your Sub-Account allocation percentages to change, but under the Asset Allocation Program, your Sub-Account allocations are rebalanced to the percentages in the current model you have chosen. You may choose to have your Sub-Account allocations reallocated under this program either on a quarterly, semi-annual or annual basis, but you may only participate in one model at a time.

ASSET REBALANCING -- Asset Rebalancing is another type of asset allocation program in which you customize your Sub-Accounts to meet your investment needs. You select the Sub-Accounts and the percentages you want allocated to each Sub-Account. Based on the frequency you select, your model will automatically rebalance to the original percentages chosen. You can only participate in one model at a time.

FINANCIAL STATEMENTS

Financial statements of the Separate Account and Hartford may be found in the Statement of Additional Information. To receive a copy of the Statement of Additional information free of charge, call us at 1-800-231-5453 or write to us at:

Hartford Life and Annuity Insurance Company
P.O. Box 2999
Hartford, CT 06104-2999

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   31
--------------------------------------------------------------------------------

FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Code, Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trust or estates that are subject to United States federal income tax, regardless of the source of their income.

This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of a life insurance contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

In addition, this discussion does not address many of the tax consequences if you use the Contract in various arrangements, including tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements, or other employee benefit arrangements. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification requirements or falls within a potentially adverse and/or broad tax definition or tax classification (e.g., for a deferred compensation or split-dollar arrangement). In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which to you depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT

The Separate Account is taxed as a part of Hartford, which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policy.

We do not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for federal income taxes. If we incur income taxes attributable to the Separate Account or determine that such taxes will be incurred, we may assess a charge for such taxes against the Separate Account.

INCOME TAXATION OF POLICY BENEFITS -- GENERALLY

For federal income tax purposes, the Policies should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is generally not taxed on increments in the contract value prior to a receipt of some amount from the policy, e.g., upon a partial or full surrender. Section 7702 imposes certain limits on the amounts of the premiums paid and cash value accumulations in a policy, in order for it to remain tax-qualified as a life insurance contract. We intend to monitor premium and cash value levels to assure compliance with the
Section 7702 requirements.

There is some uncertainty as to the proper determination of the premium limits for purposes of section 7702 and 7702A in the case of policies involving substandard risks. We believe our method of addressing substandard risks is reasonable, but the IRS could take a contrary view. Accordingly, there is a risk that the IRS could contend that certain policies involving substandard risks fail to meet the definition of life insurance in section 7702 or should be considered modified endowment contracts.

We also believe that any loan received under a policy will be treated as indebtedness of the policy owner, and that no part of any loan under a policy will constitute income to the policy owner unless the policy is a modified endowment contract. A surrender or assignment of the policy may have tax consequences depending upon the circumstances. Policy owners

32                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
should consult a qualified tax adviser concerning the effect of such transactions.

There is a risk that the IRS could contend that certain preferred policy loans might not be loans for tax purposes. Instead, the IRS could treat these loans as distributions from the policy. If so, such amounts might be currently taxable.

During the first fifteen policy years, an "income first" rule generally applies to distributions of cash required to be made under Code Section 7702 because of a reduction in benefits under the policy.

The Maturity Date Extension Rider allows a policy owner to extend the maturity date to the date of the death of the insured. If the maturity date of the policy is extended by rider, we believe that the policy will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled maturity date. However, due to the lack of specific guidance on this issue, the result is not certain. If the policy is not treated as a life insurance contract for federal income tax purposes after the scheduled maturity date, among other things, the death proceeds may be taxable to the recipient. The policy owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled maturity date.

TAX DEFERRAL DURING ACCUMULATION PERIOD

Under existing provisions of the Code, except as described below, any increase in a policy owner's Investment Value is generally not taxable to the policy owner unless amounts are received (or are deemed to be received) under the policy prior to the insured's death. If the policy is surrendered or matures, the amount received will be includable in the policy owner's income to the extent that it exceeds the policy's "basis" or "investment in the contract." (If there is any debt at the time of a surrender, then such debt will be treated as an amount distributed to the policy owner.) The "investment in the contract" is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously under the policy to the extent such amounts received were excluded from gross income. Whether partial withdrawals (or loan or other amounts deemed to be received) from the policy constitute income to the policy owner depends, in part, upon whether the policy is considered a modified endowment contract for federal income tax purposes, as described below.

MODIFIED ENDOWMENT CONTRACTS

Code Section 7702A applies an additional limit on premiums paid, the "seven-pay" test, to life insurance contracts. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules described in
Section 7702A(c). A modified endowment contract ("MEC") is a life insurance policy that either: (i) satisfies the Section 7702 definition of a life insurance contract, but fails the seven-pay test of Section 7702A or (ii) is exchanged for a MEC. A policy fails the seven-pay test if the accumulated amount paid into the policy at any time during the first seven policy years (or during any later seven-year test period) exceeds the sum of the net level premiums that would have been paid up to that point if the policy provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).

A new seven-pay test and seven-year test period may be applied each time that a policy undergoes a material change, which includes an increase in the Face Amount. In addition, if there is a reduction in benefits under the policy within any seven-year test period, the seven-pay test is applied retroactively as if the policy always had the reduced benefit level from the start of the seven-year test period. Any reduction in benefits attributable to the nonpayment of premiums will not be taken into account for purposes of the seven-pay test if the benefits are reinstated within 90 days after the reduction.

A policy that is classified as a MEC is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income tax and increments in contract value are not subject to current income tax (prior to an actual or deemed receipt of some amount). However, if the contract is classified as a MEC, then withdrawals and other amounts received or deemed received from the contract will be treated first as withdrawals of income and then as a tax-free recovery of premium payments or other basis. Thus, withdrawals will be includable in income to the extent the contract value exceeds the unrecovered basis. Also, the income portion of any amount received or deemed received prior to age 59 1/2 is subject to an additional 10% penalty tax, with certain exceptions. The amount of any loan (including unpaid interest thereon) under the contract will be treated as an amount received from the contract for income tax and additional 10% penalty tax purposes. In addition, if the policy owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), then such portion will be treated as an amount received from the contract for tax purposes. The policy owner's basis in the contract is increased by the amount includable in income with respect to such assignment, pledge or loan, though it is not affected by any other aspect of the assignment, pledge or loan (including its release or repayment).

All MEC policies that are issued in the same calendar year to the same policy owner by the same insurer (or its affiliates) are treated as one MEC policy for the purpose of determining the taxable portion of any loan or other amount received or deemed received that is subject to ordinary income tax or the 10% penalty tax. The adverse income tax (and 10% penalty tax) treatment of loans or other amounts received or deemed received from a MEC affects not only those amounts received or deemed received after the date on which a policy first becomes a MEC, but also those amounts received or deemed received in anticipation of the policy becoming a MEC. Amounts received or deemed received during the 2 years prior to such initial MEC

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   33
--------------------------------------------------------------------------------
date are automatically treated as amounts received in anticipation of MEC status.

Before assigning, pledging, or requesting a loan or other amount to be received under a policy that is a MEC, a policy owner should consult a qualified tax adviser.

We have instituted procedures to monitor whether a policy may become classified as a MEC.

ESTATE, GIFT AND GENERATION SKIPPING TRANSFER TAXES

ESTATE TAX -- GENERALLY

When the insured dies, the death proceeds will generally be includable in the policy owner's estate for purposes of federal estate tax if the insured owned the policy. If the policy owner was not the insured, the fair market value of the policy would be included in the policy owner's estate upon the policy owner's death. The policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

GENERATION SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

DIVERSIFICATION REQUIREMENTS

The Code requires that investments supporting your policy be adequately diversified. Code Section 817(h) provides that a variable life insurance contract will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as a life insurance contract, the policy owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

- no more than 70% is represented by any two investments,

- no more than 80% is represented by any three investments and

- no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the policy owner must agree to pay the tax due for the period during which the diversification requirements were not met.

We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all policies subject to the diversification requirements in a manner that will maintain adequate diversification.

OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

In order for a variable life insurance contract to qualify for tax income deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Code Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which contract owners may direct their investments to particular subaccounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.

For instance, the IRS in Rev. Rul. 2003-92 reiterated its position in prior rulings that, where shares in a fund offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such shares can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such shares should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such shares directly (without going through the variable contract). More specifically, Rev. Rul. 2003-92 extended this "public availability" doctrine to interests in a non-registered limited partnership that are not publicly traded but are available directly to

34                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
qualified buyers through private placements (as well as through variable contracts), holding that such limited partnership interests should be treated as owned directly by a variable contract owner (and not by the insurer). By contrast, where such limited partnership interests are available exclusively through the purchase of a variable insurance contract, Rev. Rul. 2003-92 held that such investment assets should be treated as owned by the insurer (and not by the contract owner). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts.

The IRS in Rev. Rul. 2003-91 also indicated that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the underlying fund assets. As a result, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

FEDERAL INCOME TAX WITHHOLDING

If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax withholding and reporting, pursuant to the Code.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund related issues. The Hartford, which includes Hartford Life Insurance Company and its affiliates, has received requests for information and subpoenas from the Securities and Exchange Commission ("SEC"), subpoenas from the New York Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and requests for information from the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of The Hartford's variable annuity and mutual fund operations related to market timing. The funds are available for purchase by the separate accounts of different variable life insurance policies, variable annuity products and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between sub-accounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against The Hartford with respect to certain owners of older variable annuity products, The Hartford's ability to restrict transfers by these owners is limited. The SEC's Division of Enforcement also is investigating aspects of The Hartford's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. The Hartford discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. The Hartford also has received a subpoena from the New York Attorney General's Office requesting information related to the Company's group annuity products. The Hartford continues to cooperate fully with the SEC, the New York Attorney General's Office and other regulatory agencies.

A number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office, which have included a range of monetary penalties and restitution. While no such action has been initiated against The Hartford, the SEC and

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   35
--------------------------------------------------------------------------------
the New York Attorney General's Office are likely to take some action at the conclusion of the on-going investigations related to market timing and directed brokerage. The potential timing of any such action is difficult to predict. If such an action is brought, it could have a material adverse effect on The Hartford's consolidated results of operations or cash flows in particular quarterly or annual periods, but The Hartford does not expect any such action to result in a material adverse effect on the separate accounts or on the HLS funds that serve as underlying investments for those accounts.

In addition, The Hartford has been served with five putative national class actions, now consolidated into a single putative class action, IN RE HARTFORD MUTUAL FUNDS FEE LITIGATION, which is currently pending before the United States District Court for the District of Connecticut. In the consolidated amended complaint in this action, filed on October 20, 2004, plaintiffs make "direct claims" on behalf of investors in The Hartford's Retail Funds and "derivative claims" on behalf of the Retail Funds themselves. Plaintiffs (including Linda Smith, the lead plaintiff) allege that excessive or inadequately disclosed fees were charged to investors in the Retail Funds, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers, including in the form of directed brokerage. Plaintiffs are seeking compensatory and punitive damages in an undetermined amount; rescission of the Retail Funds' investment advisory contracts, including recovery of all fees which would otherwise apply and recovery of fees paid; an accounting of all Retail Fund related fees, commissions, directed brokerage and soft dollar payments; and restitution of all allegedly unlawfully or discriminatorily obtained fees and charges. Defendants have moved to dismiss the consolidated amended complaint in this action. The defendants in this case include various Hartford entities, Wellington Management, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., the Retail Funds themselves and the directors of the Retail Funds, who also serve as directors of the funds. This litigation is not expected to result in a material adverse effect on the separate accounts or on the HLS funds that serve as underlying investments for those accounts.

36                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION

You can call us at 1-800-231-5453 to ask us questions, or to receive a copy of the Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this life insurance policy and, like this prospectus, is filed with the Securities and Exchange Commission. You should read the Statement of Additional Information because you are bound by the terms contained in it. You can contact your financial adviser for a personalized illustration of policy fees and charges, free of charge.

We file other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549-0102. Copies of documents filed with the SEC may be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section. Please call the SEC at 202-942-8090 for further information. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

811-3072-03

                                    PART B

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
HARTFORD QUANTUM II
VARIABLE UNIVERSAL LIFE INSURANCE
SEPARATE ACCOUNT VL I
HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus. To obtain a prospectus, call us at 1-800-231-5453.

DATE OF PROSPECTUS:__________, 2005
DATE OF STATEMENT OF ADDITIONAL INFORMATION:__________, 2005

2                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                              PAGE
                                                              ----
GENERAL INFORMATION AND HISTORY                                 3
----------------------------------------------------------------------
SERVICES                                                        3
----------------------------------------------------------------------
EXPERTS                                                         3
----------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES                                    3
----------------------------------------------------------------------
ADDITIONAL INFORMATION ABOUT CHARGES                            5
----------------------------------------------------------------------
PERFORMANCE DATA                                                6
----------------------------------------------------------------------
FINANCIAL STATEMENTS                                           SA-1
----------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION                                            3
--------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY ("HARTFORD") -- Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

Hartford Life and Annuity Insurance Company is controlled by Hartford Life Insurance Company, which is controlled by Hartford Life & Accident Insurance Company, which is controlled by Hartford Life Inc., which is controlled by Hartford Accident & Indemnity Company, which is controlled by Hartford Fire Insurance Company, which is controlled by Nutmeg Insurance Company, which is controlled by The Hartford Financial Services Group, Inc. Each of these companies is engaged in the business of insurance and financial services.

SEPARATE ACCOUNT VL I was established as a separate account under Connecticut law on June 8, 1995. The Separate Account is classified as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

SERVICES
--------------------------------------------------------------------------------

SAFEKEEPING OF ASSETS -- Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

EXPERTS
--------------------------------------------------------------------------------

The statutory basis balance sheets of Hartford Life and Annuity Insurance Company (the "Company") as of December 31, 2004 and 2003, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 29, 2005 and the statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account VL I (the "Account") as of December 31, 2004, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2005, which are both included in this Statement of Additional Information and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 33rd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

Hartford Equity Sales Company, Inc. ("HESCO") serves as principal underwriter for the policies and offers the policies on a continuous basis. HESCO is controlled by Hartford and is located at the same address as Hartford. HESCO is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Hartford currently pays HESCO underwriting commissions for its role as Principal Underwriter of all policies offered through this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HESCO in its role as Principal Underwriter has been: 2004: $39,196,326;
2003: $36,950,720.77; and 2002: $42,906,757. HESCO did not retain any of these underwriting commissions.

HESCO enters into sales agreements with registered broker-dealers, financial institutions and other parties ("Financial Intermediaries"). The policies are sold by salespersons who represent Hartford as insurance agents and who are registered representatives ("Sales Representatives") of HESCO or certain other registered broker-dealers who have entered into sales agreements with HESCO.

Financial Intermediaries are compensated according to a schedule in the sales agreement and are subject to any rules or regulations that apply to variable life insurance compensation. This compensation is usually paid from sales charges described in the Prospectus. The compensation generally consists of commissions and may involve other types of payments that are described more fully in the Prospectus.

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT CHARGES

PREMIUM CHARGE -- The front-end sales load is a charge deducted from each premium payment. The maximum Premium Charge is 6.25% of Premium Payments.

The Premium Charge is used to cover expenses related to the sale and distribution of the policies.

REDUCED CHARGES FOR ELIGIBLE GROUPS -- Certain charges and deductions described above may be reduced for policies issued in connection with a specific plan, in accordance with our rules in effect as of the date the application for a policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria, i.e., as to size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per policy vary, based on such factors as the size of the plan, the purposes for which policies are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification will be reflected in the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying plans. We may modify, from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in Separate Account VL I.

UNDERWRITING PROCEDURES -- To purchase a policy you must submit an application to us. Within limits, you may choose the Scheduled Premiums and the initial Face Amount and the Guarantee Period in the policy application. Policies generally will be issued only on the lives of insureds the ages of 0 and 85 who supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

The Cost of Insurance charge is to cover our anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, we reserve the right to use rates less than those shown in such table. Substandard risks will be charged a higher Cost of Insurance rate which will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. The multiple will be based on the Insured's risk class. We will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been in force for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

Because the Account Value and the Death Benefit may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

STATEMENT OF ADDITIONAL INFORMATION                                            5
--------------------------------------------------------------------------------

PERFORMANCE DATA

Hartford may advertise the performance history of the underlying Funds of the policy. Performance history is based on the Funds' past performance only and is no indication of future performance.

The performance history of the underlying Funds includes deductions for the total fund operating expenses of the Funds. The performance information does not include any charges or fees that are deducted from your policy. These are charges and fees such as premium base loads, mortality and expense risk charges, cost of insurance, administrative and issue charges, and surrender charges. These charges vary depending on your age, gender, Face Amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your policy's account value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your policy's performance, you should obtain a personalized illustration based on historical Fund performance from your financial adviser.

Performance history of the underlying Funds is measured by comparing the value of the Fund at the beginning of the period to the value of the Fund at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years, and since the inception date of the Fund if the Fund has existed for more than ten years.

                                     PART C

                                OTHER INFORMATION

Item 26. Exhibits

      (a) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

      (b)     Not Applicable.

      (c)     Principal Underwriting Agreement.(2)

      (d)     Form of Flexible Premium Variable Life Insurance Policy.(3)

      (e) Form of Application for Flexible Premium Variable Life Insurance Policies.(1)

      (f)     Certificate of Incorporation of Hartford and Bylaws of
              Hartford.(4)

      (g)     Contracts of Reinsurance.(5)

      (h)     Form of Participation Agreement.(5)

      (i)     Not Applicable.

      (j)     Not Applicable.

      (k) Opinion and consent of Jerry K. Scheinfeldt, Counsel and Assistant Vice President. [to be filed by subsequent amendment]

      (l)     Not Applicable.

      (m)     Not Applicable.

      (n)     [to be filed by subsequent amendment]

      (o)     No financial statement will be omitted.

      (p)     Not Applicable.

      (q)     Memorandum describing transfer and redemption procedures.(1)

      (r)     Power of Attorney.

--------

(1) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 33-61267, on January 23, 1996.

(2) Incorporated by reference to the Initial Submission to the Registration Statement on Form S-6, File No. 333-07471, on July 2, 1996.

(3)  To be filed by subsequent amendment.

(4) Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement File No. 333-69487, filed on April 9, 2001.

(5) Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 333-07471, on April 14, 1999.

Item 27.  Officers and Directors.

-------------------------------------------- -------------------------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
-------------------------------------------- -------------------------------------------------------------------------
David G. Bedard                              Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
David A. Carlson                             Senior Vice President and Deputy Chief Financial Officer
-------------------------------------------- -------------------------------------------------------------------------
Richard G. Costello                          Vice President and Secretary
-------------------------------------------- -------------------------------------------------------------------------
Rochelle S. Cummings                         Vice President
-------------------------------------------- -------------------------------------------------------------------------
James Davey                                  Vice President
-------------------------------------------- -------------------------------------------------------------------------
Charles J. DiVencenzo, Jr.                   Vice President
-------------------------------------------- -------------------------------------------------------------------------
Mary Jane B. Fortin                          Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Christopher M. Grinnell                      Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
Susan M. Hess                                Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
George R. Jay                                Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael L. Kalen                             Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Thomas P. Kalmbach                           Assistant Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Patrice Kelly-Ellis                          Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Deborah Koltenuk                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joseph F. Mahoney                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Thomas M. Marra                              President, Chief Executive Officer and Chairman of the Board, Director*
-------------------------------------------- -------------------------------------------------------------------------
Kenneth A. McCullum                          Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Ernest M. McNeill, Jr.                       Vice President and Chief Accounting Officer*
-------------------------------------------- -------------------------------------------------------------------------
Jonathan L. Mercier                          Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
Peter J. Michalik                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
John J. Mittelstadt                          Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
Tom Nassiri                                  Vice President
-------------------------------------------- -------------------------------------------------------------------------
Craig R. Raymond                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael J. Roscoe                            Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Wade A. Seward                               Assistant Vice President
-------------------------------------------- -------------------------------------------------------------------------
Martin A. Swanson                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
James E. Trimble                             Vice President and Chief Actuary
-------------------------------------------- -------------------------------------------------------------------------
Charles N. Vest                              Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
John C. Walters                              Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Eric H. Wietsma                              Assistant Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Lizabeth H. Zlatkus                          Executive Vice President and Chief Financial Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------
David M. Znamierowski                        Executive Vice President and Chief Investment Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

----------
*    Denotes Board of Directors of Hartford.

Item 28. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement, File No. 333-50280, filed on April 5, 2005.

Item 29. Indemnification

         Sections 33-770 to 33-779, inclusive, of the Connecticut
         General Statutes provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(b)(5), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(b)(5). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

         Section 33-771(e) provides that a corporation incorporated prior to January 1, 1995, must, except to the extent that the certificate of incorporation provides otherwise, indemnify a director to the extent that indemnification is permissible under Sections 33-770 to 33-779, inclusive. Section 33-776(d) sets forth a similar provision with respect to officers, employees and agents of a corporation.

         1. Based on the statutes referenced above, the Depositor must indemnify a director if the director:

             A.  conducted himself in good faith;

             B. reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation or (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

             C. in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; or

         2. engaged in conduct for which broader indemnification had been made permissible or obligatory under a provision of the Depositor's certificate of incorporation.

         In addition, the Depositor must indemnify officers, employees and agents for liability if the individual:

             A.  conducted himself in good faith;

             B. reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation or (b) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

             C. in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

         (a) HESCO acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account VL I Hartford Life Insurance Company - Separate Account VL II Hartford Life Insurance Company - ICMG Secular Trust Separate
                Account
              Hartford Life Insurance Company - ICMG Registered Variable Life
                Separate Account A
              Hartford Life and Annuity Insurance Company - Separate
                Account VL I
              Hartford Life and Annuity Insurance Company - Separate
                Account VL II
              Hartford Life and Annuity Insurance Company - ICMG Registered Variable Life Separate Account One

         (b)  Directors and Officers of HESCO

                                                     POSITIONS AND OFFICES
                  NAME                                 WITH UNDERWRITER
                  ----                               ---------------------
              David A. Carlson                 Senior Vice President & Deputy Chief
                                               Financial Officer
              Richard G. Costello              Vice President and Secretary
              Timothy M. Fitch                 Senior Vice President and Actuary
              George R. Jay                    Chief Broker-Dealer Compliance Officer
              Michael L. Kalen                 Executive Vice President, Director
              Joseph F. Mahoney                Vice President
              Thomas M. Marra                  President and Chief Executive Officer,
                                               Director
              John C. Walters                  Executive Vice President
              Neal S. Wolin                    Executive Vice President and General Counsel

         Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

Item 31. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 32. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 33. Representation of Reasonableness of Fees

         Hartford hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 10th day of August, 2005.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT VL I
    (Registrant)

By: Thomas M. Marra*                               *By: /s/ Jerry K. Scheinfeldt
    -------------------------------------------        -------------------------
    Thomas M. Marra, President, Chief Executive            Jerry K. Scheinfeldt
    Officer and Chairman of the Board*                     Attorney-In-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    (Depositor)

By: Thomas M. Marra*
    -------------------------------------------
    Thomas M. Marra, President, Chief Executive
    Officer and Chairman of the Board*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Michael L. Kalen, Executive Vice President, Director*
Thomas M. Marra, President, Chief Executive
    Officer and Chairman of the Board, Director*
Ernest M. McNeill, Jr., Vice President &
    Chief Accounting Officer*
John C. Walters, Executive Vice President, Director*   *By: /s/ Jerry K. Scheinfeldt
Lizabeth H. Zlatkus, Executive Vice President and           ------------------------
    Chief Financial Officer, Director*                          Jerry K. Scheinfeldt
David M. Znamierowski, Executive Vice President &                 Attorney-in-Fact
    Chief Investment Officer, Director*                  Date: August 10, 2005


333-110548

                                  EXHIBIT INDEX

1.1    Copy of Power of Attorney.